UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated March 28, 2003
Commission file number 0-21080

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction	(I.R.S. Employer Identification No.)
of incorporation or organization)

3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)

(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	Form 40-F	✓

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes	No	✓

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305 AND 333-6436) AND FORM F-3 (FILE NO. 33-77022) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES
MANAGEMENT INFORMATION CIRCULAR
GENERAL INFORMATION
SHARE CAPITAL AND PRINCIPAL HOLDERS THEREOF
BOARD OF DIRECTORS AND BOARD COMMITTEES
ELECTION OF DIRECTORS
REMUNERATION OF DIRECTORS
STATEMENT OF CORPORATE GOVERNANCE PRACTICES
GENERAL APPROACH TO CORPORATE GOVERNANCE
EXECUTIVE COMPENSATION
SUMMARY COMPENSATION TABLE
COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE
REPORT ON EXECUTIVE COMPENSATION
PERFORMANCE GRAPH
TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS
STOCK OPTIONS
PENSION PLAN
INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS
INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS
LIABILITY INSURANCE OF DIRECTORS AND OFFICERS
APPOINTMENT OF AUDITORS
FINANCIAL STATEMENTS
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
Amendment to By-Law No. 1 of the Corporation
TRANSFER AGENT AND REGISTRAR
PROXY VOTING OPTIONS
Background Information
Registered Shareholders
Beneficial (or non-registered) Shareholders
APPOINTMENT OF PROXY
DISCRETIONARY AUTHORITY OF PROXY
REVOCATION OF PROXY
SOLICITATION OF PROXIES
SHAREHOLDER PROPOSALS FOR NEXT MEETING
APPROVAL BY THE BOARD OF DIRECTORS
APPENDIX A
APPENDIX B
APPENDIX D

The following documents are being submitted herewith:

1.	Notice of Meeting and Management Information Circular;
2.	Form of Proxy; and
3.	Voting Instructions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	March 28, 2003	By:	/s/ “Blaine G. Melnyk”

Blaine G. Melnyk
Corporate Secretary &
Associate General Counsel

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING

OF SHAREHOLDERS OF ENBRIDGE INC.

TO BE HELD ON MAY 7, 2003

CALGARY, ALBERTA

March 4, 2003

March 4, 2003

Dear Shareholder:

     Please accept my personal invitation to join us at the Annual and Special Meeting of Shareholders which will take place on May 7, 2003 at the Fairmont Palliser Hotel in Calgary.

     The items of business to be dealt with and the details of the meeting are listed in the attached Notice of Meeting. The business will include receiving the Consolidated Financial Statements and the Report of the Auditors for the fiscal year ended December 31, 2002, the election of Directors, the appointment of Auditors and approving certain amendments to By-Law No. 1 of the Corporation to reflect recent amendments to the Canada Business Corporations Act.

     Information concerning the Corporation is available on our website at www.enbridge.com. The Investor Information page is of particular interest and outlines financial performance, frequently asked questions, historic financial data and presentations recently made to the investment community. You will also find recently filed corporate disclosure documents in the Investor Information page on the website under “Reports & Services”.

     I hope you will be able to attend as the meeting is your opportunity to meet with the Board of Directors and the Senior Management Team to discuss items of interest to you, last year’s performance, and to receive an in-person presentation outlining our persistent efforts to ensure that Enbridge Inc. remains one of your most valued shareholdings.

     If you are unable to attend in person, I urge you to vote your shares indicating your preferences by any of the three means available to our shareholders, namely by signing and returning the enclosed Form of Proxy in the envelope provided, or voting by telephone or by internet as described in the Management Information Circular.

Sincerely, (signed) PATRICK D. DANIEL President & Chief Executive Officer

ENBRIDGE INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     The Annual and Special Meeting (the “Meeting”) of holders of common shares (the “Enbridge Shares”) of Enbridge Inc. (“Enbridge” or the “Corporation”) will be held in the Crystal Ballroom of the Fairmont Palliser Hotel, 133 — 9th Avenue SW, Calgary, Alberta on Wednesday, May 7, 2003 at 1:30 p.m. (Calgary time) for the purposes of:

(1)	Receiving the Consolidated Financial Statements and the report of the Auditors for the fiscal year ended December 31, 2002;

(2)	Electing Directors for the ensuing year;

(3)	Appointing the Auditors of the Corporation, and authorizing the Directors to fix their remuneration;

(4)	Considering and, if thought fit, passing a resolution, with or without variation, approving certain amendments to By-Law No. 1 of the Corporation to reflect recent amendments to the Canada Business Corporations Act; and

(5)	Considering such other matters as may properly come before the Meeting or any adjournment thereof.

     Only holders of record of Enbridge Shares at the close of business on March 21, 2003 will be entitled to vote in respect of the matters to be voted on at the Meeting or any adjournment thereof.

     Your vote is important regardless of the number of Enbridge Shares you own. Registered Shareholders who are unable to attend the Meeting in person are asked to follow the instructions to either complete, sign, date and return the enclosed form of proxy relating to the Enbridge Shares held by them in the postage paid return envelope provided for that purpose for use at the Meeting or to vote by telephone or over the internet.

     To be used at the Meeting, a paper form of proxy must be deposited with CIBC Mellon Trust Company at one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg, the addresses of which are listed in Appendix “D” to the Management Information Circular, at any time up to 4:00 p.m. (local time) on May 5, 2003, the second last business day preceding the day of the Meeting (or any adjournment of the Meeting), or with the Secretary of the Meeting prior to the commencement of the Meeting on the day of the Meeting (or on the day of any adjournment of the Meeting). Complete directions for use of the telephone or the internet to transmit your voting instructions are provided with the form of proxy and are described in the Management Information Circular.

     DATED at Calgary, Alberta, this 4th day of March, 2003.

By Order of the Board (signed) BLAINE G. MELNYK Corporate Secretary & Associate General Counsel

General Information	1
Share Capital and Principal Holders Thereof	1

Board of Directors and Board Committees	1
Election of Directors	2
Remuneration of Directors	4

Statement of Corporate Governance Practices	5
General Approach to Corporate Governance	5

Executive Compensation	7
Summary Compensation Table	7
Composition of the Human Resources & Compensation Committee	8
Report on Executive Compensation	9
Performance Graph	12
Termination of Employment and Change of Control Arrangements	12
Stock Options	12
Pension Plan	13
Interest of Insiders in Material Transactions	15
Indebtedness of Directors and Senior Officers	15

Liability Insurance of Directors and Officers	15

Appointment of Auditors	15

Financial Statements	17

Particulars of Other Matters to be Acted Upon	17
Amendment to By-Law No. 1 of the Corporation	17

Transfer Agent and Registrar	18

Proxy Voting Options	18
Background Information	18
Registered Shareholders	19
Beneficial (or non-registered) Shareholders	20

Appointment of Proxy	20

Discretionary Authority of Proxy	20

Revocation of Proxy	20

Solicitation of Proxies	21

Shareholder Proposals For Next Meeting	21

Approval by the Board of Directors	21

Appendix “A” – Biographical Information: Nominee Directors	A-1
Appendix “B” – Corporate Governance – Alignment with TSX Guidelines	B-1
Appendix “C” – Amendment to By-Law No. 1 of the Corporation	C-1
Appendix “D” – CIBC Mellon Trust Company – Principal Corporate Trust Offices	D-1

-i-

ENBRIDGE INC.
MANAGEMENT INFORMATION CIRCULAR

GENERAL INFORMATION

     This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Enbridge Inc. (“Enbridge” or the “Corporation”) and its Board of Directors (the “Board”). The accompanying form of proxy (“Proxy Form”) is for use at the Annual and Special Meeting of the holders of common shares (the “Enbridge Shares”) of Enbridge (the “Shareholders”) to be held on Wednesday, May 7, 2003 and at any adjournment thereof (the “Meeting”).

     All dollar amounts set forth in this Circular are in Canadian dollars, unless otherwise indicated.

     Management anticipates that this Circular and the accompanying Proxy Form will be mailed to the Shareholders on or about March 28, 2003. Unless otherwise stated, information contained in this Circular is given as at March 4, 2003. The principal executive and registered office of the Corporation is located at Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, and the Corporation’s telephone number is (403) 231-3900. The solicitation will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Corporation (see “Solicitation of Proxies”).

SHARE CAPITAL AND PRINCIPAL HOLDERS THEREOF

     The authorized share capital of Enbridge consists of an unlimited number of common shares and an unlimited number of non-voting preference shares, issuable in series. As at March 4, 2003, Enbridge had issued and outstanding 169,930,975 Enbridge Shares held by approximately 7,376 holders of record. Each Enbridge Share entitles the holder thereof to one vote at the Meeting. Holders of record of Enbridge Shares at the close of business on Friday, March 21, 2003 will be entitled to vote at the Meeting (see “Proxy Voting Options”).

     There is no single holder known to the Corporation who beneficially owns, directly or indirectly, or who exercises control or direction over, in excess of 10% of the outstanding Enbridge Shares. Noverco Inc. and its affiliates own in the aggregate 16,602,400 Enbridge Shares, representing approximately 9.8% of the issued and outstanding Enbridge Shares. Pursuant to a Share and Warrant Subscription Agreement dated August 27, 1997 among Noverco Inc., Gaz Métropolitain, Inc. and the Corporation, the Corporation agreed to use its best efforts to facilitate the maintenance of Noverco Inc.’s aggregate ownership interest in the Corporation at approximately 10% by permitting Noverco Inc. to participate in any future offerings of Enbridge Shares.

BOARD OF DIRECTORS AND BOARD COMMITTEES

     As at the date of this Circular, the Directors of the Corporation are: David A. Arledge, James J. Blanchard; J. Lorne Braithwaite; Patrick D. Daniel; E. Susan Evans; William R. Fatt; Richard L. George; Michel Gourdeau; Louis D. Hyndman; Brian F. MacNeill; Robert W. Martin; George K. Petty; and Donald J. Taylor.

     Enbridge does not have an executive committee of its Board of Directors. There were eleven meetings of the Board in 2002 and 10 meetings in 2001.

     Enbridge is required by law to have an audit committee. The Chair of the Audit, Finance & Risk Committee is R.W. Martin and the other members are D.A. Arledge, E.S. Evans, W.R. Fatt, L.D. Hyndman and B.F. MacNeill. The principal function of the Audit, Finance & Risk Committee is to review Enbridge’s financial statements and recommend their approval or otherwise to the Board of Directors.

     Enbridge has an Environment, Health & Safety Committee of which R.L. George is Chair and the other members are J.J. Blanchard, J.L. Braithwaite, M. Gourdeau, L.D. Hyndman, and G.K. Petty. The principal function of the Environment, Health & Safety Committee is to monitor and oversee recommendations with respect to the environment, health and safety policies, practices and procedures of Enbridge and its subsidiaries.

     Enbridge has a Governance Committee of which G.K. Petty is Chair and the other members are J.J. Blanchard, J.L. Braithwaite, M. Gourdeau, B.F. MacNeill and D.J. Taylor. The principal function of the Governance

Committee is to review and make recommendations regarding policies and procedures relating to the governance of the Corporation by the Board.

     Enbridge has a Human Resources & Compensation Committee (see “Composition of the Human Resources & Compensation Committee”).

     The tables below summarize the number of board and committee meetings held in 2002 and the attendance of the Directors at such meetings.

Summary of Board and Committee Meetings Held
For the year ended December 31, 2002

Board (1)	11
Audit Committee	6
Human Resources & Compensation Committee	6
Governance Committee	6
Environment, Health & Safety Committee	4
Total number of meetings held	33

Note:
(1)	Includes three teleconference Board meetings.

Summary of Attendance of Directors
For the year ended December 31, 2002

	Board	Committee
	meetings	meetings
Director	attended	attended

D.A. Arledge	10 of 11	12 of 12
J.J. Blanchard	10 of 11	6 of 10
J.L. Braithwaite	11 of 11	11 of 11
A. Caille (retired Jan. 31, 2002)	0 of 1	0 of 2
P.D. Daniel(1)	11 of 11	22 of 22
E.S. Evans	11 of 11	12 of 12
W.R. Fatt	9 of 11	11 of 11
R.L. George	10 of 11	9 of 10
M. Gourdeau (appointed Jan. 31, 2002)	9 of 11	7 of 8
L.D. Hyndman	9 of 11	9 of 10
B.F. MacNeill	9 of 11	11 of 11
R.W. Martin	9 of 11	12 of 12
G.K. Petty	11 of 11	9 of 10
D.J. Taylor(2)	11 of 11	22 of 22

Notes:

(1)	As President & Chief Executive Officer, Mr. Daniel is entitled to attend all committee meetings.

(2)	Although Mr. Taylor is a member of only the Governance and Human Resources & Compensation committees, as Chair of the Board, he is entitled to attend all committee meetings.

ELECTION OF DIRECTORS

     The Articles of the Corporation provide that the number of its Directors shall be neither more than 15 nor less than 1, as the Board may from time to time determine. The Governance Committee of the Board acts as the nominating committee. The Board is presently comprised of 13 Directors. Mr. B.F. MacNeill, as former Chief Executive Officer of the Corporation, is a related director and is not considered under various corporate governance guidelines and rules to be an independent director. Mr. MacNeill is not standing for re-election as a director. The Board, by resolution dated February 25, 2003, has established the size of the Board effective May 7, 2003 at 12 Directors.

Individuals Proposed To Be Nominated

     The following are the names of the 12 individuals proposed to be nominated for election as Directors at the Meeting (all of whom have consented to stand for election). The ages, the other positions and offices with Enbridge, the present principal occupation and the principal occupations during the five preceding years, the year in which each was first elected a Director and the number of Enbridge Shares beneficially owned or over which control or direction is exercised by each of them as at March 4, 2003 are set out below. Additional biographical information is found at Appendix “A”. Each Director elected will hold office as a Director of Enbridge from the date of the Meeting until the close of the next annual meeting of Shareholders or until his or her successor is duly elected, unless that Director’s office is vacated.

	Positions Held	Year First
	with the	Became a	Number of Enbridge
Name, Age and Principal Occupation or Employment	Corporation	Director (1)	Shares Held(2)

DAVID A. ARLEDGE, 58 Corporate Director; Vice Chairman of the Board of Directors of El Paso Corporation (integrated energy company) in 2001; prior thereto, Chairman, President and Chief Executive Officer of Coastal Corporation since 1997.	Director	2002	7,520

JAMES J. BLANCHARD, 60 Senior Partner, Piper Rudnick (law firm) since 1996; prior thereto, United States Ambassador to Canada	Director	1999	3,918

J. LORNE BRAITHWAITE, 61 Corporate Director; President & Chief Executive Officer, Cambridge Shopping Centres Limited (developer and manager of retail shopping malls in Canada) from 1978 to 2001.	Director	1989	10,269

PATRICK D. DANIEL, 56 President & Chief Executive Officer of the Corporation since January 1, 2001; prior thereto, President & Chief Operating Officer since September 1, 2000; prior thereto, President & Chief Operating Officer – Energy Delivery of the Corporation since 1999; prior thereto, Executive Vice President & Chief Operating Officer – Energy Transportation Services since 1998; prior thereto, other senior executive positions with the Corporation for over five years	Director President & Chief Executive Officer	2000	108,820

E. SUSAN EVANS, 57 Corporate Director	Director	1996	11,884

WILLIAM R. FATT, 51 Chief Executive Officer of Fairmont Hotels & Resorts Inc. since September 2001; prior thereto, Chairman & Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. since January 1998; prior thereto, Executive Vice President & Chief Financial Officer, Canadian Pacific Ltd.	Director	2000	3,910

RICHARD L. GEORGE, 52 President and Chief Executive Officer of Suncor Energy Inc. (integrated oil and gas company)	Director	1996	6,792

MICHEL GOURDEAU, 53 President, Oil & Gas Division, Hydro-Québec (integrated power company)	Director	2002	851

LOUIS D. HYNDMAN, 67 Senior Partner, Field Atkinson Perraton LLP (law firm)	Director	1993	8,934

ROBERT W. MARTIN, 66 Corporate Director; Chairman of Silcorp Limited (convenience stores) from 1993 to 1999.	Director	1992	18,504

GEORGE K. PETTY, 61 Corporate Director; President & Chief Executive Officer of Telus Corporation (telecommunications company) from 1994 to 1999.	Director	2001	5,662

DONALD J. TAYLOR, 68 Chair of the Board of Directors of the Corporation	Director Chair of the Board	1979	13,362

Notes:

(1)	“Year First Became a Director” refers to the year the person named was elected or appointed as a Director of the Corporation or of its predecessor parent, Interprovincial Pipe Line Inc.

(2)	Each Director and Officer has advised that he or she has sole voting and investment power as to Enbridge Shares beneficially owned. Information as to shares beneficially owned, or over which control or direction is exercised, not being within the knowledge of Enbridge, has been furnished by respective persons individually.

     Each of the persons named in the above table was elected a Director of the Corporation by a vote of Shareholders at the annual meeting held on May 3, 2002. There is no family relationship between any of the current Directors or the individuals proposed to be nominated for election as Directors of Enbridge.

     A Share and Warrant Agreement dated August 27, 1997 among Noverco Inc., Gaz Métropolitain, Inc. and the Corporation sets forth terms by which Noverco Inc. will acquire and maintain an ownership interest in the Corporation and also contains terms regarding the composition of the Board. With respect to composition of the

Board, the parties agreed that so long as Noverco Inc. or its subsidiaries remain the registered and beneficial owners of an aggregate of at least 8% of the outstanding Enbridge Shares on an annual basis, management and Directors of the Corporation shall nominate and support the election to the Board of at least one individual, and possibly more in proportion to the percentage of outstanding Enbridge Shares owned by Noverco Inc. to all Enbridge Shares outstanding. Mr. Gourdeau is the individual representing Noverco Inc. by such right of nomination.

     Unless specified in a Proxy Form or by telephone or internet voting instruction that the Enbridge Shares represented by the proxy shall be withheld from voting for the election of one or more Directors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the election of the proposed nominees listed, all of whom are now Directors of Enbridge.

     In the event that any vacancies occur in the slate of management nominees, the discretionary authority conferred by the proxies appointing the nominees designated in the enclosed Proxy Form will be exercised to vote the Enbridge Shares represented by such proxies for the election of any other person or persons nominated by management of the Corporation. The Corporation has no reason to anticipate any such occurrence.

REMUNERATION OF DIRECTORS

     Directors’ fees are paid to Directors who are not Officers of the Corporation, as well as to the Chair of the Board, who is a non-executive Officer.

     Effective January 1, 2002, Directors were remunerated on the basis of the following criteria. For membership on the Board and on Committees of the Board, Directors were paid retainer and meeting fees. The annual Board retainer was $30,000 for each Director, consisting, at each individual’s election, of all or designated portions of:

(i)	cash;
(ii)	the stock equivalent of cash in Enbridge Shares (valued on the basis of the weighted average of the trading price for one Enbridge Share on the Toronto Stock Exchange for the five trading days immediately preceding the date of payment) (herein called the “Stock Equivalent”);
(iii)	the equivalent value of cash in options (subject to a value determination (at least annually), using a Black-Scholes multiple, by the Human Resources & Compensation Committee of the Board); and/or
(iv)	the equivalent value of cash in deferred stock units (calculated by dividing the value of cash compensation payable to a Director in deferred stock units on the date of payment of compensation by the Stock Equivalent).

     A Director’s election in respect of the foregoing was for 25, 50, 75 or 100% of the elected form of remuneration, totaling 100% of the retainer.

     The annual Committee membership retainer consisted of the Stock Equivalent of $3,000. The Chair of each Committee was paid an annual retainer of $3,500 cash, other than the Chair of the Audit, Finance & Risk Committee who was paid an annual retainer of $5,000 cash. Board and Committee meeting fees were $1,500 cash per meeting. Payment of a travel fee of $1,500 per meeting was made to a Director who traveled out of the Director’s principal Province or State of residence to attend a Board or Committee meeting. Directors with non-Canadian principal residency were paid the designated retainers and fees in U.S. dollars (or equivalent). Directors are reimbursed for all out-of-pocket expenses incurred to attend a Board or Committee meeting.

     The Chair of the Board was paid an additional Chair annual retainer of $125,000 consisting, at the election of the Chair, of one or more of the four electives available to Directors with respect to the payment of Directors’ annual retainers (as referred to above).

     The Board has discretion to determine annually the guidelines setting forth the voluntary level of Enbridge Share ownership by each Director (in 2002, the level was six times the annual retainer (i.e., $180,000) to be achieved over a period of time) (the “Target Level”). In order to assist each Director reach and maintain the Target Level, the Corporation provides an annual retention stock bonus grant (the “Share Retention Bonus” or “SRB”) to each Director of one Enbridge Share for each five Enbridge Shares held by the Director for a minimum period of one year. The SRB is not payable on Enbridge Shares held by a Director in excess of the Target Level. Directors who are also executive officers (other than the Chair of the Board who is a non-executive officer) are not eligible to receive the SRB, nor do they otherwise participate in the Directors’ Compensation Plan.

     The purpose of the Director compensation system, as recommended by external independent consultants, is to provide a compensation plan for Directors of the Corporation which reflects the responsibilities, commitments and risks accompanying Board membership in a manner which is consistent with and which will advance the interests of the Corporation and the total return to Shareholders.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

     The Toronto Stock Exchange (the “TSX”), upon which the Enbridge Shares are listed, requires every listed corporation to disclose its approach to corporate governance on an annual basis. The disclosure must make specific reference to each of the TSX’s corporate governance guidelines (the “Guidelines”) and, where the approach is different from any of those Guidelines or where the Guidelines do not apply, must explain the differences or their inapplicability. The Corporation’s corporate governance practices, which the Board believes are in full alignment with the Guidelines, are summarized in Appendix “B”.

     Enbridge Shares are also listed on the New York Stock Exchange (the “NYSE”). As a foreign private issuer on the NYSE, the Corporation has been permitted to comply with Canadian governance standards in lieu of NYSE corporate governance rules applicable to United States listed corporations. The United States Sarbanes-Oxley Act of 2002 (enacted and in effect on July 29, 2002) will require the adoption of additional rules affecting governance which may include new NYSE rules that will apply to the Corporation.

     The Corporation anticipates that Canadian and United States securities regulatory authorities will in the future establish new or additional corporate governance standards that will be applicable to the Corporation. The Corporation intends to fully comply with all such requirements.

     Set out below is a description of the Corporation’s general approach to corporate governance.

GENERAL APPROACH TO CORPORATE GOVERNANCE

     The Governance Committee of the Board (the “Governance Committee”) has a focus on the structure and processes of Corporate Governance at Enbridge. The objective of the Governance Committee is to seek assurance that a comprehensive system of stewardship and accountability to Shareholders is in place and functioning among Directors, management and employees of the Corporation.

Board of Directors and Chief Executive Officer

     The Board has plenary power from Shareholders to manage, or supervise the management of, the business and affairs of the Corporation. The Board is responsible for the overall stewardship of the Corporation and, in discharging that responsibility, reviews, approves and provides guidance in respect of the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. The Board also oversees identification of the principal risks to the Corporation on an annual basis and monitors the Corporation’s risk management programs, the implementation of succession planning, and seeks assurance that internal control systems and management information systems are in place and operating effectively.

     The Governance Committee defines and recommends to the Board the role of the Board, the roles of Committees of the Board, and the general division of duties as between the Board and the Chief Executive Officer. The Governance Committee has developed a mandate statement for the Board as a whole which has been adopted by the Board. Descriptions of specific Board responsibilities are set forth in the by-laws of the Corporation, in the mandates of the Committees of the Board, and more generally in the Canada Business Corporations Act.

     The board guidelines of the Corporation and the Corporation’s strategic plan constitute a mandate for the Chief Executive Officer. This mandate includes the goal to maximize shareholder value. In addition, the Board has established specific terms of reference and a review process for the Chief Executive Officer. The Governance Committee and the Human Resources & Compensation Committee approve the Chief Executive Officer’s objectives on an annual basis. These objectives are reviewed by the Board from time to time.

Committees of the Board of Directors

     The Board currently has four standing Committees. Through these Committees, the Board oversees identification of the principal risks to the Corporation and authorizes implementation of the systems for managing those risks.

     Audit, Finance & Risk Committee

     The principal function of the Audit, Finance & Risk Committee is to review Enbridge’s financial statements and recommend their approval or otherwise to the Board. In performing this function, the Committee monitors external and internal audit functions and monitors disclosure in the financial statements, communicates directly with both internal and external auditors, has overview responsibility for management reporting on internal controls, and meets with external auditors independently of management to discuss, among other things, their qualifications, independence and objectivity. The Committee also recommends approval of press releases of financial results, reviews all financial information and financial statements contained in any prospectus, reviews the Management Discussion & Analysis section of the Corporation’s quarterly and annual financial reports and reviews the Corporation’s Annual Information Form.

     The Audit, Finance & Risk Committee, together with the Board, also oversees a review of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management program and reviews risks in conjunction with internal and external auditors.

     Environment, Health & Safety Committee

     The Environment, Health & Safety Committee monitors and oversees recommendations with respect to the environment, health and safety policies, practices and procedures of Enbridge and its subsidiaries. Included in the mandates applicable to environment, health and safety matters is the responsibility to: monitor and oversee recommendations regarding risk management guidelines; monitor practices and procedures followed in the conduct of operations to prevent injury to corporate and third party persons and property, as well as to minimize any adverse impact; monitor and oversee policies, practices and procedures related to documentation of regulatory approvals, compliance and incidents; monitor and oversee emergency response planning and procedures; review status and assessment reports regarding compliance and applicable legal and regulatory standards; review the communication methods used for applicable practices and procedures; and oversee establishment of the applicable duties and responsibilities of corporate Directors and Officers. The Committee oversees an environmental risk management system, monitors its operation and conducts regular site visits and orientation sessions to personally acquaint members of the Committee and the Board with the operating staff and facilities of the Corporation.

     Governance Committee

     The Governance Committee is mandated to be responsible for and make recommendations to the Board concerning the overall governance of the Corporation. Included in its mandate is the responsibility to review the mandates for the various Board Committees, recommend the nomination of Directors to Board Committees, develop the Corporation’s approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for the Corporation’s response to those guidelines.

     In addition to the functions noted above under the heading “Board of Directors and Chief Executive Officer”, the Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, its Committees and management, including the assessment of the performance of the Board as a whole and its committees, assessment of the Chair of the Board, as well as reviewing the contributions of individual Directors.

     One of the Governance Committee’s objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its shareholders in respect of the Corporation’s business and strategic plans. The Governance Committee sets guidelines which include criteria to add Directors who possess relevant and/or senior executive expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.

     The Governance Committee is also mandated to review and recommend to the Board the adequacy and form of remuneration of Directors, and to ensure that the Board functions independently of management.

     Human Resources & Compensation Committee

     The Human Resources & Compensation Committee has responsibility to review and advise the Board on systems and effectiveness relating to employment, succession planning and remuneration of employees, including Officers of the Corporation, and oversees the financial statements of the Corporation’s pension plans.

     In addition to its functions and responsibilities set forth elsewhere in this Circular, the Committee monitors the performance of senior management, oversees intellectual capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The Committee reviews and monitors executive development programs and, in conjunction with the Governance Committee, defines the Chief Executive Officer’s responsibilities and approves the Chief Executive Officer’s objectives on an annual basis.

EXECUTIVE COMPENSATION

     The following table sets forth the annual, long-term and other compensation paid or granted by the Corporation and its subsidiaries for the three financial years ended December 31, 2002 to the individuals who were, at December 31, 2002, the Chief Executive Officer and the four other executive Officers of the Corporation with the highest salary and bonus compensation in the 2002 financial year (the “Named Executive Officers”). All amounts shown in the table are reported in Canadian dollars unless otherwise noted.

SUMMARY COMPENSATION TABLE

		Annual Compensation						Long-Term Compensation

								Awards		Payouts

								Securities	Restricted
								Under	Shares or
						Other		Options/	Restricted		All
						Annual		SARs	Share	LTIP	Other
Name and Principal		Salary		Bonus(1)		Compensation(2) (3)		Granted(4)	Units(5)	Payouts(6)	Compensation(7) (8)
Position	Year	($)		($)		($)		(#)	($)	($)	($)

P.D. Daniel	2002		661,500		335,500		62,133	360,000	—	—		33,075
President & Chief	2001		618,500		760,000		61,958	60,000	—	—		15,100
Executive Officer	2000		472,917		550,000		41,223	75,000	32,103	—		23,646
D.C. Tutcher(9)	2002	US$	296,250	US$	91,000	US$	40,000	150,000	—	—	US$	11,625
Group Vice	2001	US$	178,125	US$	300,000		—	95,000	—	—	US$	293,906	(10)
President, Transportation South
D.P. Truswell	2002		391,250		205,000		38,777	50,000	—	—		19,866
Group Vice	2001		361,250		350,000		37,963	40,000	—	—		8,937
President & Chief	2000		341,250		315,000		35,000	60,000	37,082	—		17,063
Financial Officer
S.J.J. Letwin	2002		394,000		169,000		40,771	140,000	—	—		61,563	(11)
Group Vice	2001		378,250		430,000		46,883	40,000	—	—		98,863	(11)
President,	2000		357,333		300,000		41,151	60,000	—	—		17,866
Distribution & Services
J.R. Bird	2002		375,250		143,000		36,374	140,000	—	—		16,553
Group Vice	2001		360,000		365,000		38,820	40,000	—	—		8,900
President,	2000		333,917		300,000		35,000	60,000	17,270	—		16,696
Transportation North

Notes:

(1)	In 2000 and 2001, a portion of the amount awarded to certain of the Named Executive Officers under the Short-Term Incentive Plan was designated for the purchase of Enbridge Shares at market value. These shares are referred to as “Restricted Shares” as the sale or transfer of these shares is restricted for a one-year period, in the case of Restricted Shares relating to 2001, and a three-year period, in the case of Restricted Shares relating to 2000. The purchase price of the Restricted Shares in 2000 and 2001 were $38.25 and $43.34, respectively. For 2001, the portion of the Short-Term Incentive Plan award that was designated for the purchase of Restricted Shares was $100,000 for Mr. Letwin, US$50,000 for Mr. Tutcher, $75,000 for Mr. Bird and $50,000 for Mr. Truswell. For 2000, the portion of the Short-Term Incentive Plan award that was designated for the purchase of Restricted Shares was $99,832 for Mr. Daniel, $57,719 for Mr. Letwin, $59,288 for Mr. Bird and $55,654 for Mr. Truswell. See “Report on Executive Compensation — Annual Incentive Awards — Annual Short-Term Incentive Plan”.

(2)	Amounts in this column include: the flexible perquisites allowance (as described in Note 3 below), flexible credits paid as additional compensation (as described in Note 3 below), reimbursements for professional financial services and the taxable benefit from loans by the Corporation, which were granted for relocation or hiring incentive purposes (and amounts reimbursed for the payment of taxes relating to such benefit).

(3)	In fiscal 2002, the Named Executive Officers were given a Flexible Perquisites Allowance to pay for perquisites that may have been previously paid by the Corporation on behalf of each executive. Effective July 1, 2001, the Corporation adopted a flexible benefit program where employees receive an amount of flex credits based on their family status and base salary. Flex credits can be used to (a) purchase various benefits (such as extended health or dental coverage, disability insurance and life insurance) on the same terms as are available to all employees; (b) applied as contributions to the Stock Purchase and Savings Plan (as described in Note 7 below); or (c) paid to the employee as additional compensation. In 2002, Mr. Daniel received perquisites and other personal benefits totaling $62,133, of which $49,500 related to his Flexible Perquisites Allowance; Mr. Tutcher received perquisites and other personal benefits totaling US$40,000, of which US$35,000 related to his Flexible Perquisites Allowance; Mr. Truswell received perquisites and other personal benefits totaling $38,777, of which $35,000 related to his Flexible Perquisites Allowance; Mr. Letwin received perquisites and other personal benefits totaling $40,771, of which $35,000 related to his Flexible Perquisites Allowance; and Mr. Bird received perquisites and other personal benefits totaling $36,374, of which $35,000 related to his Flexible Perquisites Allowance.

(4)	Each option entitles the holder to acquire the indicated number of Enbridge Shares. Particulars of the stock options are provided under the heading “Stock Options”.

(5)	For options granted during the period November 4, 1996 to July 10, 1997, to the extent dividends were paid on Enbridge Shares during the term of those unexercised options, the holders of such options were awarded Restricted Stock Units (“RSUs”). All of the RSUs matured on December 31, 2000. A number of Enbridge Shares equivalent to one-half of the number of RSUs maturing were issued to the Named Executive Officers. Particulars of the stock options and RSUs are provided under the heading “Report on Executive Compensation — Annual Incentive Awards — Annual Long-Term Incentives”.

(6)	The Corporation’s long-term incentive plan is a stock option plan that is reported in the column Long-Term Compensation — Awards — Securities Under Options/SARs Granted. Stock option plans are excluded from the definition of “LTIP”, consequently the value realized from exercising options is not reported in this column. See “Stock Options – Aggregated Options/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values”. The Corporation has no other LTIP program.

(7)	Until July 1, 2001, the Corporation made contributions under the Stock Purchase and Savings Plan, a plan to which employees of Enbridge may contribute from 2% to 30% of their base salary, with employee contributions up to 5% matched (depending upon years of service) by the Corporation. Enbridge contributions were used to purchase Enbridge Shares at market value and, in respect of employee contributions, employees were permitted to select from among 15 designated funds or Enbridge Shares. Effective July 1, 2001, the Corporation implemented a new Stock Purchase and Savings Plan (the “Savings Plan”). Under the Savings Plan, Canadian employees of Enbridge may contribute from 1% to 35% of their base salary for investment in among 15 designated funds or Enbridge Shares. The first 2.5% of an employee’s base salary contributed to the Savings Plan must be used to purchase Enbridge Shares at market value. Employees who participate in the Savings Plan can receive up to 2.5% of their base salary in flex credits based on their years of service and the amount of their contributions to the Savings Plan. The amount of flex credits applied as contributions to the Savings Plan (as described in Note 3) by the Named Executive Officers under the Corporation’s flexible benefit program is reported in the table.

(8)	Employees of the Corporation in the United States participate in the Enbridge (U.S.) Inc. Savings Plan (the “401(k) Plan”) where employees may contribute up to 25% of their base salary, with employee contributions up to 5% matched by the Corporation (all subject to the contribution limits specified in the Internal Revenue Code). The Corporation’s contributions are used to purchase Enbridge Shares at market value and the employee’s contributions may be used to purchase Enbridge Shares or nine designated funds. During 2001 and 2002, the Corporation made contributions of US$8,806 and US$11,625, respectively, to the 401(k) Plan for the benefit of Mr. Tutcher.

(9)	Mr. Tutcher joined the Corporation subsequent to the closing of the Corporation’s acquisition of Midcoast Energy Resources, Inc. on May 11, 2001. Mr. Tutcher’s compensation is stated and paid in U.S. currency (“US$”).

(10)	Amount includes a cash signing incentive of US$285,000, which was paid to Mr. Tutcher pursuant to an employment agreement with the Corporation dated May 11, 2001.

(11)	Amount includes relocation subsidies of $41,289 (2002) and $89,500 (2001).

COMPOSITION OF THE HUMAN RESOURCES & COMPENSATION COMMITTEE

     Enbridge has a Human Resources & Compensation Committee (the “Committee”) which is presently comprised of the following Directors (the date of their appointment to the Committee is listed after their name): D.A. Arledge (January 1, 2002), E.S. Evans (May 3, 2002), W.R. Fatt (Chair) (May 3, 2002), R.L. George (April 29, 1999), R.W. Martin (February 1, 2001) and D.J. Taylor (May 2, 1996). During the financial year ended December 31, 2002, the following Directors also served on the Committee (the date that they ceased to be a member of the Committee is listed after their name): J.L. Braithwaite (May 3, 2002), A. Caillé (January 31, 2002) and G.K. Petty (May 3, 2002).

     No member of the Committee is or has been an Officer, former Officer or employee of the Corporation or any of its subsidiaries, or has had any relationship with the Corporation except as a Director, other than D.J. Taylor, who is a non-executive Officer holding the office of Chair of the Board, and R.W. Martin, who was an employee and Officer of The Consumers’ Gas Company Ltd. until April, 1992 (now Enbridge Gas Distribution Inc.), an indirect wholly owned subsidiary of the Corporation. Mr. Caillé, who retired as a Director of the Corporation effective January 31, 2002, is President & Chief Executive Officer of Hydro-Québec, a majority owner of shares of Noverco Inc. and party to the transaction approved on July 8, 1997 whereby on June 30, 1998 the Corporation acquired preference shares and 32% of Noverco Inc.’s common shares in exchange for 12,000,000 Enbridge Shares and a warrant to purchase an additional 3,000,000 Enbridge Shares which warrant was exercised on November 13, 1998.

REPORT ON EXECUTIVE COMPENSATION

     The Corporation’s executive compensation program is administered by the Committee. As part of its mandate, the Committee approves the appointment and remuneration of the Corporation’s Senior Officers, including the Named Executive Officers identified in the Summary Compensation Table. The Committee is also responsible for reviewing the Corporation’s compensation policies and guidelines generally. The Committee met six times during the fiscal year ended December 31, 2002. It is the objective of the Committee to ensure that the compensation of senior executives is sufficiently competitive to attract and retain highly qualified executives and to link incentive compensation to performance and shareholder value. The executive compensation program of the Corporation is comprised of three major components: base salaries, a short-term incentive plan and a long-term incentive plan.

     In determining the remuneration of Senior Officers of the Corporation, the Committee makes use of formal assessments, market comparisons and advice from independent external compensation consultants. Competitive compensation data for a comparator group comprised of 22 large Canadian companies is referenced. These organizations are of similar size and complexity to the Corporation and are representative of the types of organizations with which the Corporation must compete for its Senior Officers. Total compensation levels are set at the median of the comparator group to reflect the competitive level of the market place as well as the responsibility level of each position.

     The Committee places considerable emphasis on performance-based remuneration and gives consideration to the Corporation’s long-term interests, actual performance achievements (as measured against pre-established corporate, business unit and individual goals) as well as qualitative aspects of the individual performance and achievements of its Senior Officers, as demonstrated by leadership ability, major project responsibility and contributions to the Corporation’s industry and community development activities. If the corporate, business unit and individual Senior Officer performance targets are exceeded, it is intended that Senior Officer total compensation levels be competitive with the total compensation levels of other top performing executives within the comparator group.

Base Salaries

     Base salaries for Senior Officers are paid based on competitive market data for similar roles and levels of responsibility within the comparator group. Salary levels for the Named Executive Officers are determined through annual compensation surveys of the Corporation’s comparator group. Individual salaries for the Named Executive Officers are reviewed annually based on corporate and personal performance and on individual levels of responsibility.

     The Committee submits for the approval of the Board its recommendation as to the salary of the President & Chief Executive Officer. The Committee considers and, if thought fit, approves salaries recommended by the President & Chief Executive Officer for the other Senior Officers of the Corporation.

Annual Incentive Awards

     Annual Short-Term Incentive Plan (“STIP”)

     Through the Corporation’s Short-Term Incentive Plan, a substantial portion of senior management’s annual compensation is linked to the achievement of pre-defined corporate performance, business unit performance and individual performance objectives. For 2002, all of the Named Executive Officers had corporate performance measures that included return on equity in 2002 and total shareholder return (share price appreciation and dividends paid) over a three-year period relative to the comparator group. Corporate performance and business unit earnings measures are established and reviewed annually by the Committee.

     Target incentive payments based on each participant’s level of responsibility within the Corporation are established as a percentage of base salary and reflect competitive practice within the comparator group. If certain performance levels are achieved, incentive awards are payable and are intended to provide incentive amounts that are competitive with incentives that would be paid to other executives within the comparator group in similar circumstances. For example, if the Corporation’s performance was in the top quartile of the comparator group, the Corporation would expect to pay incentive awards in the top quartile of the comparator group. Awards under the STIP are paid in cash or other equivalent consideration, including Restricted Shares, which formed a portion of the awards paid for the fiscal years ended December 31, 2001 and December 31, 2000. Restricted Shares are Enbridge

Shares that have been purchased at market value utilizing a designated portion of the STIP award. Restricted Shares result in the recipient taking a stronger ownership position in the Corporation as they cannot be sold or transferred for a specified period of time.

     The STIP provides for the payment of incentive awards that may be below or in excess of target awards. No incentives are payable if threshold performance levels are not attained. Senior Officers could receive up to 100% (150% in the case of the President & Chief Executive Officer) of base salaries when outstanding performance results are achieved. The factor by which incentive awards are calculated is prorated between the threshold, target and maximum award depending on actual performance under each of the performance measures. In administering the STIP, the Committee may, in its judgment, vary incentive awards payable to participants if the application of the incentive formula confers unintended results. The STIP award for the President & Chief Executive Officer is recommended by the Committee for approval by the Board while awards for the other Named Executive Officers are considered and, if thought fit, approved by the Committee on the recommendation of the President & Chief Executive Officer.

     In 2002, awards under the Corporation’s STIP were determined by the Committee on the basis of a combination of: (1) the actual return on equity being below the targeted return on equity threshold level; (2) average total shareholder return of 18.2% for the three year period ended December 31, 2002, being in the second quartile (51st – 75th percentile) relative to the comparator group; (3) business unit performance measures, where applicable, ranging between missing threshold budgeted earnings to exceptional performance; and (4) individual performance measures as assessed by the President & Chief Executive Officer and, in the case of the President & Chief Executive Officer, by the Committee. In the opinion of the Committee, STIP payments reflected corporate performance, business unit performance and the individual contributions of the Named Executive Officers in 2002.

     Annual Long-Term Incentives

     The Incentive Stock Option Plan (2002) (the “ISOP”) provides participating executives with the opportunity to acquire an increased proprietary interest in the Corporation, in a manner consistent with advancing the interests of the Corporation, by motivating and rewarding such executives in relation to the Corporation’s long-term performance, growth and total shareholder return.

     Under prior plans, in conjunction with a grant of stock options, participating executives during the period November 4, 1996 to July 10, 1997 were granted Restricted Stock Units (“RSUs”), in recognition that the payment of dividends is included in total shareholder return. RSUs, expressed in shares, were the common share equivalent of the amount of dividends that would have been paid on the total number of shares the executive held as unexercised options pursuant to the ISOP and the total number of RSUs standing to the credit of the executive as at the record date for payment of such dividends. The Corporation has not granted any RSUs since July 10, 1997. All of the RSUs matured on December 31, 2000. A number of Enbridge Shares equivalent to one-half of the number of RSUs maturing were issued to the Named Executive Officers.

     Although the ISOP also provides that stock appreciation rights (“SARs”) may be granted in connection with an option, the Corporation has not granted SARs since November 3, 1994.

     Stock Option Plan

     Generally, awards of stock options (as a long-term incentive) are considered annually by the Committee on the recommendation of the President & Chief Executive Officer and by the Committee alone concerning the President & Chief Executive Officer. Each stock option awarded entitles the recipient to acquire a specified number of Enbridge Shares at an exercise price not less than 100% of the last sale price of the Enbridge Shares on the Toronto Stock Exchange on the trading day prior to the date of the grant. In the event that an option is awarded at a time when a trading blackout is in effect, the effective date of the stock option shall be no earlier than the fourth trading day following the date of termination of the trading blackout and the exercise price shall be no less than the weighted average trading price of Enbridge Shares on the Toronto Stock Exchange for the three days immediately prior to the effective date of the stock option. In connection with the determination of the number of stock options that may be granted, the Committee further considers a target ratio of the current Enbridge Share price to base salary as well as considering individual performance achievements and succession potential.

     During 2002, stock options to acquire 1,024,400 Enbridge Shares (excluding the performance-based stock options discussed below) at prices between $43.70 and $47.71 per share were awarded to 243 eligible employees, including the Named Executive Officers.

     For additional information on the outstanding stock options, including the cost of the stock options to the Corporation, please see Note 11 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2002, which are contained in the Corporation’s 2002 Annual Report.

     Performance-Based Options

     In order to provide further long-term incentives to participating executives and to align their interests with those of Shareholders, a special performance-based stock option to acquire an aggregate of 810,000 Enbridge Shares at $46.30 per share was awarded to eligible employees, including the Named Executive Officers, on September 16, 2002 for a five year term, which term will extend to eight years if any of the options become exercisable before the end of the five-year term. The performance-based stock options become exercisable, as to 50% of the grant, if the price of Enbridge Shares exceeds $61.00 per share for 20 consecutive trading days during the period September 16, 2002 to September 16, 2007 and, as to 100% of the grant, if the price of Enbridge Shares exceeds $71.00 per share for 20 consecutive trading days during the same aforementioned period.

     For additional information on the outstanding performance-based stock options, please see Note 11 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2002, which are contained in the Corporation’s 2002 Annual Report.

Share Ownership Guidelines

     On January 1, 2002, the Corporation implemented share ownership guidelines for Senior Officers requiring them to attain target levels of ownership by December 31, 2006. The President and Chief Executive Officer is required to own common shares of the Corporation with a value equal to three times his annual salary. Other Senior Officers are required to own common shares of the Corporation with a value of two times their annual salary. Officers at the Vice President level are required to own common shares of the Corporation with a value equal to their annual salary. These guidelines apply to any individuals subsequently hired or appointed to assume such positions, provided that such individuals will have a period of five years from their date of hiring or appointment to attain the applicable target level of share ownership.

     As of December 31, 2002, the President and Chief Executive Officer’s level of share ownership was 6.8 times his annual salary; other Senior Officers averaged 9.6 times their annual salaries; and Officers at the Vice President level averaged 0.9 times their annual salaries.

Compensation of the Chief Executive Officer

     Mr. Daniel’s base salary is determined through annual compensation surveys of the Corporation’s comparator group and is reviewed annually based on corporate and personal performance. The Board determines Mr. Daniel’s annual bonus award based on three factors (the weight ascribed to each factor is noted below): (1) the assessment of the Corporation’s annual return on equity compared to budgeted return on equity (40%); (2) average total shareholder return over a three year period compared to industry competitors (40%); and (3) the Committee’s evaluation of Mr. Daniel’s performance in relation to annual objectives agreed to in advance (20%). Based on these factors, the Board approved the award to Mr. Daniel of a cash bonus of $335,500 for 2002. For the LTIP component of 2002 compensation, an award of stock options to purchase 60,000 Enbridge Shares at a price of $43.70 per share and performance options to purchase 300,000 Enbridge Shares at a price of $46.30 per share were granted to Mr. Daniel. Based on competitive market data, this grant is within the competitive range of long-term incentive grants for chief executive officers in the Corporation’s comparator group.

     This “Report on Executive Compensation” is presented by the Human Resources & Compensation Committee of the Board of Directors:

W.R. Fatt, Chair	R.L. George
D.A. Arledge	R.W. Martin
E.S. Evans	D.J. Taylor

PERFORMANCE GRAPH

     The following chart compares Enbridge’s five-year cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in Enbridge Shares on December 31, 1997 with the cumulative total returns of the S&P/TSX Composite Index for the five most recently completed financial years.

Enbridge vs. S&P/TSX Composite Index
Historical Total Return
Five Years Ended December 31, 2002

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

     The Corporation has entered into employment contracts with certain employees, including each of the Named Executive Officers. Each contract provides that should the Named Executive Officer experience involuntary termination of employment for any reason (other than cause), elect to terminate their employment within 60 days of the first anniversary of the occurrence of a “change of control” of the Corporation (as defined in the agreements) or elect to terminate their employment within 60 days following constructive dismissal, subject to the terms of the contract, the executive will be paid 200% of the sum of: (i) twelve times the gross monthly salary paid to the executive in the last full month of employment; (ii) the average of the last two years of the STIP awards paid to the executive; and (iii) the cash value of the last annual flex credit allowance and flexible perquisite allowance provided to the executive; plus an amount equal to the value of the STIP award to be paid for the calendar year in which termination occurs, pro rated based upon the number of days of employment of the executive in such year. For these purposes, unless consented to by the executive, “constructive dismissal” is deemed to occur when the executive ceases to be an Officer of the Corporation or an Officer of a successor to a material portion of the assets of the Corporation; incurs a material decrease in title, position, responsibility, powers or reporting relationships; incurs a reduction in annual salary, excluding bonuses; or incurs a material reduction in the value of the executive’s employee benefits, plans and programs.

     The President & Chief Executive Officer has entered into an employment contract on identical terms to those described above, except that he is entitled to 300% rather than 200% of the amounts noted above.

STOCK OPTIONS

     The two tables which follow set forth information concerning options granted under the Incentive Stock Option Plan (2002) relating to the Named Executive Officers during the financial year ended December 31, 2002.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

						Market Value of
			% of Total			Securities
	Securities Under		Options/SARs			Underlying
	Options/SARs		Granted to	Exercise or		Options/SARs at
	Granted		Employees	Base Price		Date of Grant
Name	(#)		in Financial Year	($/Share)		($/Share)	Expiration Date

P.D. Daniel	60,000	(1)	3.27%	43.70		43.70	February 5, 2012
	300,000	(2)	16.35%	46.30	(3)	45.28	September 16, 2007
S.J.J. Letwin	40,000	(1)	2.18%	43.70		43.70	February 5, 2012
	100,000	(2)	5.45%	46.30	(3)	45.28	September 16, 2007
D.C. Tutcher	50,000	(1)	2.73%	43.70		43.70	February 5, 2012
	100,000	(2)	5.45%	46.30	(3)	45.28	September 16, 2007
J.R. Bird	40,000	(1)	2.18%	43.70		43.70	February 5, 2012
	100,000	(2)	5.45%	46.30	(3)	45.28	September 16, 2007
D.P. Truswell	40,000	(1)	2.18%	43.70		43.70	February 5, 2012
	10,000	(4)	0.55%	46.30	(3)	45.28	September 16, 2012

Notes:

(1)	The options issued at $43.70 per share noted above were granted on February 5, 2002. Each option becomes exercisable as to the first 25% after one year from the date of grant, as to the second 25% after two years from the date of the grant, as to the third 25% after three years from the date of the grant and as to the final 25% after four years from the date of the grant.

(2)	Represents a special performance-based stock option to acquire Enbridge Shares at a price of $46.30 per share. These options become exercisable, as to 50% of the grant, if the price of Enbridge Shares exceeds $61.00 per share for 20 consecutive trading days during the five year period ended September 16, 2007 (the “Mid-Term Exercise Condition”) and, as to 100% of the grant, if the price of Enbridge Shares exceeds $71.00 per share for the 20 consecutive trading days during the same aforementioned period. In the event that the Mid-Term Exercise Condition is satisfied, the expiry date of the stock options will be extended by three years to September 16, 2010.

(3)	Although the closing price of the Enbridge Shares on the Toronto Stock Exchange on the date immediately preceding the date of grant was $45.28, these stock options were granted with an exercise price of $46.30, which was based on the issue price for a public offering of Enbridge Shares that closed on September 4, 2002.

(4)	These options were granted on September 16, 2002 and become exercisable, as to 100% of the grant, on the date of Mr. Truswell’s retirement.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED
FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

					Value of Unexercised
			Unexercised Options/SARs		In-The-Money Options/SARs At
			At Financial Year-End(1)		Financial Year-End(2)
	Securities Acquired	Aggregate Value
	on Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	(#)	($)	(#)	(#)	($)	($)

P.D. Daniel	153,000	2,617,868	279,000	455,000	4,101,390	896,450
S.J.J. Letwin	60,000	817,800	160,000	220,000	1,335,600	778,050
D.C. Tutcher	5,282	168,591	138,347	172,500	1,321,433	132,525
J.R. Bird	35,000	512,750	284,000	210,000	4,011,940	690,700
D.P. Truswell	56,000	1,606,950	297,600	120,000	3,663,486	690,700

Notes:

(1)	Options issued in financial years 1993 through 2002 and not exercised on or before December 31, 2002, in respect of indicated numbers of Enbridge Shares.

(2)	Based on the difference between the closing price of the Enbridge Shares on the Toronto Stock Exchange on December 31, 2002 ($42.61) and the exercise or base price of unexercised options to acquire Enbridge Shares multiplied by the number of Enbridge Shares under option. This value has not been realized, and may never be realized. The actual gains on exercise, if any, will depend on the value of the Enbridge Shares on the date of exercise.

PENSION PLAN

     The following tables illustrate the benefits payable under the defined benefit component of the Corporation’s trusteed non-contributory pension plans (the “Plan”), which apply to the Corporation’s Corporate and Transportation units and include the Named Executive Officers. The tables illustrate the total annual pension entitlements assuming the eligibility requirements for an unreduced pension have been satisfied. Plan benefits that exceed maximum pension rules applicable to registered plan benefits are paid from the Corporation’s supplemental pension plan. Other trusteed pension plans, with varying contribution formulae and benefits, cover the balance of Canadian and United States employees.

     For service prior to January 1, 2000, the Plan provides a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to (a) 1.6% of the sum of (i) the average of the participant’s highest annual salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by 50% of the actual bonus paid, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. This pension is offset, after age 60, by 50% of the participant’s Canada Pension Plan (“CPP”) benefit prorated by years in which the participant has both credited service and CPP coverage. In Mr. Tutcher’s case, the pension offset is the Social Security offset in the U.S. under the qualified plan. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements.

     For service after December 31, 1999, the Plan provides for senior management employees (including the Named Executive Officers) a yearly pension payable after age 60 in the normal form (60% joint and last survivor) equal to (a) 2% of the sum of (i) the average of the participant’s highest annual base salary during three consecutive years out of the last ten years of credited service and (ii) the average of the participant’s three highest annual performance bonus periods, represented in each period by 50% of the actual bonus paid, in respect of the last five years of credited service, multiplied by (b) the number of credited years of service. An unreduced pension is payable if retirement is after age 55 with 30 or more years of service, or after age 60. Early retirement reductions apply if a participant retires and does not meet these requirements. Retirement benefits paid from the Plan are indexed at 50% of the annual increase in the consumer price index.

     For additional information on post-employment benefits, including funded status and pension assets and liabilities, see Note 14 to the Corporation’s audited consolidated financial statements for the year ended December 31, 2002, which are contained in the Corporation’s 2002 Annual Report.

PENSION PLAN TABLES

Service Prior to January 1, 2000, before CPP Offset

	Years of Credited Service

Remuneration(1)	10	15	20	25	30	35

300,000	48,000	72,000	96,000	120,000	144,000	168,000
400,000	64,000	96,000	120,000	160,000	192,000	224,000
500,000	80,000	120,000	160,000	200,000	240,000	280,000
600,000	96,000	144,000	192,000	240,000	288,000	336,000
700,000	112,000	168,000	224,000	280,000	336,000	392,000
800,000	128,000	192,000	256,000	320,000	384,000	448,000
900,000	144,000	216,000	288,000	360,000	432,000	504,000
1,000,000	160,000	240,000	320,000	400,000	480,000	560,000
1,100,000	176,000	264,000	352,000	440,000	428,000	616,000

Service After December 31, 1999

	Years of Credited Service

Remuneration(1)	10	15	20	25	30	35

300,000	60,000	90,000	120,000	150,000	180,000	210,000
400,000	80,000	120,000	160,000	200,000	240,000	280,000
500,000	100,000	150,000	200,000	250,000	300,000	350,000
600,000	120,000	180,000	240,000	300,000	360,000	420,000
700,000	140,000	210,000	280,000	350,000	420,000	490,000
800,000	160,000	240,000	320,000	400,000	480,000	560,000
900,000	180,000	270,000	360,000	450,000	540,000	630,000
1,000,000	200,000	300,000	400,000	500,000	600,000	700,000
1,100,000	220,000	330,000	440,000	550,000	660,000	770,000

Note:

(1)	“Remuneration” refers to annual salary and that portion of the annual bonus eligible for inclusion in final average earnings.

     In addition, Mr. Bird accumulated pension credits equal to 2.0% for each year of service from his date of employment until January 1, 2000 and 3.26% for each year of service thereafter to his sixtieth birthday. Mr. Letwin was granted six additional years of credited service on his employment date based on the pension formula applicable for service prior to January 1, 2000. From 2001 through 2006 (inclusive), Mr. Daniel accrues two years of credited service for each year of service with the Corporation and was granted thirteen additional months of credited service with a former associate company based on the pension formula applicable for service prior to January 1, 2000. Mr. Tutcher accumulates pension credits equal to 4.0% for each year of service to his tenth anniversary of employment with the Corporation.

     For purposes of computing the total retirement benefit of the Named Executive Officers under the Registered Pension Plan (the “RPP”) and the Senior Management Pension Plan (the “SMPP”), credited service as of December 31, 2002 was 16.67 years under the RPP and the equivalent of 5.87 years under the SMPP for Mr. Daniel (age 56); 0.75 years under the RPP and the equivalent of 7.80 years under the SMPP for Mr. Letwin (age 47); 31.25 years under the RPP and 3.0 years under the SMPP for Mr. Truswell (age 59); 4.92 years under the RPP and the equivalent of 5.88 years under the SMPP for Mr. Bird (age 53); and the equivalent of 3.16 years under the SMPP for Mr. Tutcher (age 53).

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     Except as otherwise set out in this Circular, no insider or proposed nominee for election as a Director, and no associate or affiliate of any of the foregoing persons, has or had any material interest, direct or indirect, in any transaction during the 2002 fiscal year or in any proposed transaction which in either such case has materially affected or will materially affect the Corporation or any of its subsidiaries.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

     The Corporation is subject to the United States Sarbanes-Oxley Act of 2002, including prohibitions on new or revised extensions of credit by the Corporation to Directors and Officers.

     Except as outlined below, no current or former Director or Officer of the Corporation or its subsidiaries, and no associate of any such person, was indebted to the Corporation or any of its subsidiaries at any time since January 1, 2002, other than routine indebtedness, which is permitted under applicable Canadian securities laws. Routine indebtedness to the Corporation consists solely of relocation or hiring incentive loans advanced to certain Officers arising on their transfer of business location or hiring. Since July 29, 2002, when the United States Sarbanes-Oxley Act of 2002 was enacted, no new relocation or hiring incentive loans or any other forms of indebtedness have been granted, renewed or extended to Directors or Officers.

     From January 1 to February 6, 2002, an interest free loan in the amount of $50,000 was outstanding to L.D. Hyndman, a Director of the Corporation. The loan was advanced in 1997 under the provision of the Directors’ Compensation Plan to facilitate the purchase of Enbridge Shares. The interest free loan feature of the Directors’ Compensation Plan has been discontinued. The loan was repaid in full by L.D. Hyndman on February 8, 2002.

LIABILITY INSURANCE OF DIRECTORS AND OFFICERS

     The Corporation maintains insurance for the benefit of its Directors and Officers and the Directors and Officers of its subsidiaries, as a group, in respect of the performance by them of the duties of their offices. The total amount of insurance coverage available is approximately US $100,000,000, with a US $1,000,000 deductible for each claim for which the Corporation grants indemnification. The insurance premium for the policy period from September 30, 2002 to September 30, 2003, paid by the Corporation, was US $263,653.

APPOINTMENT OF AUDITORS

     PricewaterhouseCoopers LLP (or a predecessor firm, Price Waterhouse) (“PwC”) have been the auditors of the Corporation and its wholly-owned subsidiary, Enbridge Pipelines Inc., since 1992 and 1949, respectively. PwC’s address is Suite 3100, 111 — 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

     Unless specified in a Proxy Form or by telephone or internet voting instruction that the Enbridge Shares represented by the proxy shall be withheld from voting for the appointment of auditors, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the re-appointment of PwC as auditors of the Corporation to hold office until the close of the next Annual Meeting of Shareholders at a remuneration to be fixed by the Board. PwC will be appointed if a majority of votes cast by Shareholders present or represented by proxy at the Meeting vote in favour of the resolution. Representatives of PwC are expected to be present at the Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

     The Corporation anticipates that Canadian and United States securities regulatory authorities will make rules applicable to the Corporation which will require certain practices and disclosure to enhance the transparency of the independence of auditors.

Auditor Independence

     The Corporation understands that auditor independence is an essential element to maintaining the integrity of its financial statements. The Corporation’s Audit, Finance & Risk Committee has responsibility to oversee the external auditor. For a description of the Corporation’s Audit, Finance & Risk Committee, see “General Approach to Corporate Governance – Committees of the Board of Directors: Audit, Finance & Risk Committee” on page 6.

     The Corporation anticipates that Canadian securities regulators and the Toronto Stock Exchange will make rules applicable to the Corporation in future years which will address the independence of the external auditor, the services for which they may be engaged and the disclosure of fees paid to them. The Corporation is also subject to the provisions of the United States Sarbanes-Oxley Act of 2002, which introduced a series of accounting and corporate governance reforms. Under certain of these provisions, which will come into effect on May 6, 2003, the external auditors may not provide the following services:

•	bookkeeping or other services related to accounting records or financial statements;

•	financial information systems design and implementation;

•	appraisal or valuation services, fairness opinions or contribution-in-kind reports;

•	actuarial services;

•	internal audit outsourcing services;

•	management functions or human resources;

•	broker or dealer, investment adviser or investment banking services;

•	legal services; and

•	expert services unrelated to the audit.

The Corporation will comply with all such applicable rules in Canada and in the United States.

     In response to these changes and other pending legislative and regulatory changes regarding auditor independence, on February 23, 2003, the Corporation’s Audit, Finance & Risk Committee adopted a policy that requires approval by the Audit, Finance & Risk Committee of any services to be provided by the auditors, whether audit or non-audit services. The external auditors may be best equipped to render certain categories of services (such as tax compliance services) to an issuer in the most efficient and economical manner. The Board believes that it is appropriate for the Corporation to preserve its ability to retain its external auditors for non-audit services in the permitted categories, subject to the checks and balances below. The Audit, Finance & Risk Committee believes that the policy will protect Shareholders from the potential loss of independence of the external auditors. This policy will be updated, as necessary, to reflect future legislative changes.

     The Audit, Finance & Risk Committee annually reviews with the external auditors their qualifications and independence, including formal written statements delineating all relationships between the auditors, their affiliates and the Corporation that may impact the auditors’ independence and objectivity. The Corporation is voluntarily disclosing all services rendered by the auditors by category, as described below, together with the corresponding fees paid to the auditors for each category of service for the year ended December 31, 2002. Rules passed under the United States Sarbanes-Oxley Act of 2002 will require such disclosure in the future.

Fees paid to Auditors

        For the year ended December 31, 2002, PwC were paid approximately:

•	$1,249,550 for audit services;

•	$26,000 for audit-related services;

•	$81,300 for tax services; and

•	$494,610 for other services, of which approximately 82% related to a working capital audit performed in connection with the disposition of the Energy Services business.

FINANCIAL STATEMENTS

     The Directors will place before the Meeting the Consolidated Financial Statements and Auditors’ Report for the fiscal year ended December 31, 2002. The 2002 Annual Report to Shareholders, which contains the Consolidated Financial Statements and the Auditors’ Report, is included with the general mailing of this Circular to Shareholders, which is expected to be made on or about March 28, 2003. The 2002 Annual Report, the Notice of Meeting and the Circular will be available for viewing (and electronic delivery) on or about March 28, 2003 at www.enbridge.com in the Investor Information page under the heading “Reports & Services”. Additional copies of the Annual Report are available from the office of the Corporate Secretary of the Corporation.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Amendment to By-Law No. 1 of the Corporation

     The Corporation is governed by the Canada Business Corporations Act (the “CBCA”). Until very recently the CBCA had not undergone any major revisions since its enactment in 1975. Effective November 24, 2001, following a lengthy consultative process with various interest groups throughout Canada, the CBCA has been extensively amended to render its provisions consistent with current business practice, to clarify the wording in certain provisions and to implement numerous technical changes.

     By-Law No. 1 of the Corporation, which regulates the business and affairs of the Corporation, has been amended, to the extent considered appropriate by the Board, to reflect amendments to the provisions of the CBCA that are also the subject matter of By-Law No. 1. The amendments took effect on February 25, 2003, the date of the Directors’ Resolution making such amendments, but they will cease to be effective unless confirmed at the Meeting by ordinary resolution of the Shareholders.

     By-Law No. 1 is reproduced as Appendix “C” in a form that shows both the original and amended language. The most significant amendments are described below, but Shareholders are urged to read the amended By-Law No. 1 in its entirety.

     A number of the amendments to the CBCA relate to electronic communications. By-Law No. 1 was revised by resolution of the Board of Directors dated February 21, 2001 and confirmed at the Annual and Special Meeting of Shareholders held on May 2, 2001 to permit the use of electronic and other technologically enhanced means to provide notice of, communications with and attendance and participation at meetings of Shareholders of the Corporation, as described in Appendix “C” to the Management Information Circular of the Corporation dated February 23, 2001. No further action to amend By-Law No. 1 is required with respect to this item.

     Significant amendments have also been made to the provisions of the CBCA permitting the indemnification of directors and officers of a corporation and any body corporate in which such corporation had a shareholding or other financial interest. The statutory indemnification rules now permit a corporation to indemnify a director or officer, or a person acting in a similar capacity, of any body corporate, partnership, a trust or joint venture or other entity and the requirement that a corporation have a shareholding or other financial interest in that entity has been removed. In recognition of the inequity requiring a director or officer to bear the sometimes staggering legal expenses of an inquiry pending a final adjudication which may take years, the CBCA now expressly allows a corporation to advance funds to a director or officer to defray the costs and expenses of that individual’s involvement in the proceedings. The beneficiary of these advances must repay them if it is determined, in the case of civil proceedings, that he or she was in breach of his or her fiduciary duties or, in the case of criminal or administrative proceedings, that he or she did not have good reason to believe that his or her conduct was in compliance with the CBCA. It was unclear under the former provisions of the CBCA whether indemnification was permissible only in respect of civil, criminal or administrative proceedings or whether it extended to investigative proceedings. The CBCA has clarified that indemnification extends to investigative proceedings. The requirement that the director or officer be substantially successful on the merits of his or her defense of the action or proceeding to be entitled to indemnification as of right has been amended to allow such indemnity if the authority conducting the proceedings determines that the director or officer did not commit a fault or omit to do anything that he or she ought to have done.

     The CBCA no longer restricts the right of a corporation to purchase liability insurance for liabilities arising from a director’s or officer’s failure to fulfill his or her fiduciary duties toward the corporation or a body corporate where he or she acts as a director or officer at the request of the corporation. When and under what circumstances insurers are prepared to provide directors and officers insurance is now left to the market.

     The amendments to By-Law No. 1 became effective upon being approved by the Board; however, under the Canada Business Corporations Act, the Board is required to submit the amendments to the Shareholders at the Meeting, at which time the Shareholders may confirm, reject or amend the amendments. The Shareholders will be asked at the Meeting to consider and, if thought fit, to approve, by a simple majority of votes cast at the Meeting, the following resolution (the “By-Law Resolution”).

RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.	By-Law No. 1 of the Corporation, as presented in Appendix “C” to the Management Information Circular of the Corporation dated March 4, 2003, is hereby ratified, confirmed and approved.

2.	The Corporate Secretary or any officer of the Corporation be and each of them is hereby authorized, for and on behalf of the Corporation, to execute and deliver such other documents and instruments and take such other actions as such officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

     The Board of Directors has determined that amending By-Law No. 1 is in the best interests of the Shareholders and therefore recommends that the Shareholders vote to approve the By-Law Resolution. The By-Law Resolution requires the approval of a simple majority of the votes cast at the Meeting in order to be adopted, failing which the amendments to By-Law No. 1 shall cease to be effective.

     Unless otherwise specified in a Proxy Form or by telephone or internet voting instruction that the Enbridge Shares represented by the proxy shall be voted against the By-Law Resolution, it is the intention of the persons designated in the enclosed Proxy Form to vote FOR the approval of the By-Law Resolution.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar of the Enbridge Shares is CIBC Mellon Trust Company with corporate trust offices at Calgary, Halifax, Montreal, Toronto, Vancouver and Winnipeg and the Co-Transfer Agent is Mellon Investor Services L.L.C., New York, New York (see the list of mailing addresses listed in Appendix “D” to this Circular).

PROXY VOTING OPTIONS

Background Information

     Only holders of Enbridge Shares of record at the close of business on March 21, 2003 will be entitled to vote in respect of the matters to be voted upon at the Meeting, or any adjournment thereof. With respect to each matter properly before the Meeting, a Shareholder shall be entitled to one vote for each Enbridge Share registered in the name of such Shareholder.

     On any ballot that may be called for at the Meeting, all Enbridge Shares in respect of which the person named in a Proxy Form has been appointed to act will be voted, withheld from voting, or voted against, in accordance with the specification of the Shareholder submitting them. If no such specification is made, then the Enbridge Shares may be voted in accordance with the best judgment of the person named in the Proxy Form.

     Set out below is a description of the options that registered shareholders and beneficial shareholders have for voting their Enbridge Shares. Registered shareholders (“Registered Shareholders”) hold their Enbridge Shares in their own name (i.e., their shares are represented by a physical share certificate registered in their name). Beneficial shareholders (“Beneficial Shareholders”) do not hold their Enbridge Shares by a share certificate issued in their own name but rather in an account where their shares are held in the name of a nominee (also known as “street form”), which is usually a trust company, securities broker or financial institution. Some Shareholders may own Enbridge Shares as both a Registered Shareholder and as a Beneficial Shareholder. Such shareholders will need to vote separately, using the applicable procedure, in respect of Enbridge Shares held in their own name or held beneficially through their nominee.

Registered Shareholders

     Registered Shareholders who are unable to be present at the Meeting may vote through the use of proxies. If you are a Registered Shareholder you should convey your voting instructions in one of the three voting methods available to you: (i) use of the paper Proxy Form to be returned by mail or delivery; (ii) use of the telephone voting procedure; or (iii) use of the internet voting procedure. By conveying your voting instructions in one of the three ways, you can participate in the Meeting through the person or persons named on the Proxy Form. Please indicate your vote on each item of business and your vote will be cast accordingly. If you do not indicate a preference, the Enbridge Shares represented by the enclosed Proxy Form, if the same is executed in favour of, or instructions are given for the appointment of, the management nominees named in the Proxy Form, will be voted in favour of all the matters identified in the Notice of Meeting.

     The paper Proxy Form is the only voting option by which a Registered Shareholder may appoint a person as proxy other than the management nominees named on the Proxy Form.

Mail:

     If a Registered Shareholder elects to use the paper Proxy Form, then it must be completed, dated, and signed in accordance with the instructions included with the Proxy Form. It must then be returned to CIBC Mellon Trust Company by use of the postage paid return envelope provided or by delivery to one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver and Winnipeg at or before 4:00 p.m. (local time) on the second last business day (May 5, 2003) preceding the day of the Meeting (or any adjournment of the Meeting), or with the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or the day of any adjournment of the Meeting. A list of addresses for CIBC Mellon Trust Company is set forth in Appendix “D” to this Circular.

Telephone:

     If a Registered Shareholder elects to vote by telephone, then a touch-tone telephone must be used to transmit voting preferences to a toll free number: 1-877-290-3210 (English and French). A Registered Shareholder must follow the instructions of the “Vote Voice” and refer to the Proxy Form sent to such shareholder, and will be required to enter the Control Number provided to such shareholder, as described under the heading “Control Number”, below. Voting instructions are then conveyed by use of touch-tone selections over the telephone.

Internet:

     If a Registered Shareholder elects to vote by internet (English and French), then they must access the website:

www.proxyvoting.com/enbridge

     A Registered Shareholder must then follow the instructions contained on the website and refer to the Proxy Form sent to such shareholder, and will be required to enter the Control Number provided to such shareholder, as described under the heading “Control Number”, below. Voting instructions are then conveyed electronically by the Registered Shareholder over the internet.

Control Number:

     In order to vote via the telephone or the internet, Registered Shareholders will be required to enter the 13 digit Control Number located on the back side of the Proxy Form (lower left hand side) that has been provided to them.

Beneficial (or non-registered) Shareholders

     Beneficial Shareholders are shareholders who do not hold their Enbridge Shares in their own name but rather in the name of a “nominee”, which is usually a trust company, securities broker or financial institution. Nominee holders are required to seek instructions from Beneficial Shareholders as to how to vote such securities. Each nominee has their own procedures for seeking voting instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Enbridge Shares are voted at the Meeting.

     Most nominees will mail a voting instruction form to Beneficial Shareholders asking them to complete such form and return it to the nominee. The nominee then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Enbridge Shares to be represented at the Meeting.

     In addition to conveying voting instructions via mail, nominees may also provide Beneficial Shareholders with the option to convey their voting instructions via the telephone or the internet. Beneficial Shareholders should carefully review the information provided by their nominee to determine the proxy voting options available to them.

     As the Corporation does not have access to the names of Beneficial Shareholders, if a Beneficial Shareholder attends the Meeting, the Corporation will have no record of their shareholdings or their entitlement to vote, unless their nominee has appointed them as proxyholder. If a Beneficial Shareholder wishes to vote in person at the Meeting, they should insert their own name in the space provided on the voting instruction form provided by their nominee and follow the signing and return instructions provided by their nominee. By doing so, the Beneficial Shareholder is instructing their nominee to appoint them as proxyholder to attend at the Meeting and vote their Enbridge Shares in person.

APPOINTMENT OF PROXY

     A Shareholder has the right to appoint a person other than the management nominees designated on the accompanying Proxy Form. This can be accomplished when you convey your voting instructions, and can only be done by conveying your voting instructions on the paper Proxy Form to be returned by mail or delivery, and completed by crossing out the printed names and inserting the name of the person you wish to act as proxy in the blank space provided. The person so appointed, if such person is other than the management nominees whose names are printed in the Proxy Form, should be notified. The person acting as proxy need not be a Shareholder.

DISCRETIONARY AUTHORITY OF PROXY

     The voting instructions conveyed by a Shareholder by any of the three means concerning the matters described on the enclosed Proxy Form confers discretionary authority upon the proxy nominees with respect to amendments or variations to the matters identified in the Notice of Annual and Special Meeting and other matters which may properly come before the Meeting. The Board of Directors and management do not know of any such matter which may be presented for consideration at the Meeting. However, if any such matter is presented, the proxy will be voted in accordance with the best judgment of the proxy nominees named in the Proxy Form.

REVOCATION OF PROXY

     Proxies given by Shareholders may be revoked at any time prior to their use, by instrument in writing executed by the Shareholder, or by his or her attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of the Corporation, Suite 3000, 425 – 1st Street S.W., Calgary, Alberta, T2P 3L8, if the prior instructions were submitted by mail. If the instructions were conveyed by telephone or the internet then conveying new instructions by any of these three means will revoke the prior instructions. Proxies can thus be revoked at any time up to and including 4:00 p.m. (local time) on May 5, 2003, the second last business day preceding the day of the Meeting, or any adjournment thereof or with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law, including, without limitation, personal attendance at the Meeting.

     If the instrument of revocation is deposited with the Chairman on the date of the Meeting or any adjournment thereof, the instrument will not be effective with respect to any matter on which a vote has already been cast pursuant to the proxy to be revoked.

SOLICITATION OF PROXIES

     The cost of this solicitation of proxies will be borne by the Corporation. In addition to solicitation by mail, the Officers, Directors and employees of the Corporation may, without additional compensation, solicit proxies personally or by telephone.

SHAREHOLDER PROPOSALS FOR NEXT MEETING

     The Canada Business Corporations Act, which governs the Corporation, provides that shareholder proposals must be received by December 5, 2003 to be considered for inclusion in the management information circular and the form of proxy for the 2004 annual meeting of Shareholders, which is expected to be held on or about May 1, 2004.

APPROVAL BY THE BOARD OF DIRECTORS

     The contents and mailing to Shareholders of this Circular have been approved by the Board of Directors. No person is authorized to give any information or to make any representations in respect of the matters addressed herein other than those contained in this Circular and, if given or made, such information must not be relied upon as having been authorized.

     DATED at Calgary, Alberta, this 4th day of March, 2003.

(signed) BLAINE G. MELNYK Corporate Secretary & Associate General Counsel

CERTIFICATE

     The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

     DATED at Calgary, Alberta, this 4th day of March, 2003.

(signed) PATRICK D. DANIEL President & Chief Executive Officer	(signed) DEREK P. TRUSWELL Group Vice President & Chief Financial Officer

APPENDIX “A”

BIOGRAPHICAL INFORMATION: NOMINEE DIRECTORS

     Donald J. Taylor joined the Board of Directors in 1979 and is presently Chair of the Board of Enbridge Inc. Mr. Taylor is also a Director of Enbridge Pipelines Inc. and Wajax Ltd. Previously, Mr. Taylor was an Executive Vice President of Shell Canada Ltd. and President of Shell Canada Products Ltd.

     David A. Arledge joined the Board of Directors in 2002. Mr. Arledge is also a Director of Realty Group of Naples, LLC (real estate investments) of Naples, Florida (since January, 2002) and AmerUs Group Co. (life insurance company) (since October, 2002). Mr. Arledge resigned as Vice-Chairman of the Board of Directors of El Paso Corporation in 2001 having served in that capacity since the merger of El Paso and Coastal Corporation earlier that year. From 1993 to 2001, Mr. Arledge held many senior executive and operating positions at the Coastal Corporation, most recently retiring as Chairman, President & Chief Executive Officer in early 2001. Mr. Arledge served in various executive positions in finance at Coastal Corporation from 1983 to 1993, including vice president, senior vice president, and executive vice president and chief financial officer. Mr. Arledge is a member of the State Bar of Texas and has served as a member of the Board of the Greater Houston Partnership and as past Chairman of the Board of the Interstate Natural Gas Association of America.

     James J. Blanchard joined the Board of Directors in 1999. Mr. Blanchard served as United States Ambassador to Canada between 1993 and 1996. A former Governor of Michigan, he also spent four terms in Congress, and currently practices law with Piper Rudnick in Michigan and Washington, D.C. Mr. Blanchard is also a Director of Brascan Corporation, Kasten Chase Applied Research Limited, Minacs Worldwide Inc., Nortel Networks Corporation and Teknion Corporation.

     J. Lorne Braithwaite joined the Board of Directors in 1989. He was President and Chief Executive Officer of Cambridge Shopping Centres Limited from 1978 to 2001. Mr. Braithwaite is also a Director of Enbridge Gas Distribution Inc., the Canadian Institute of Public Real Estate Companies and Jannock Properties Limited, and is a member of the CDIC Real Estate Advisory Panel. Mr. Braithwaite is a Past Chairman (1995-96) of the International Council of Shopping Centres and is also the Past President (1995-97) of The Canadian Institute of Public Real Estate Companies.

     Patrick D. Daniel joined the Board of Directors in 2000 and has been President & Chief Executive Officer of the Corporation since January 1, 2001; prior thereto, President & Chief Operating Officer of the Corporation since September 1, 2000. Mr. Daniel has been a senior executive officer of the Corporation for over 11 years and is also a Director of Enbridge Gas Distribution Inc., Enbridge Pipelines Inc., Enbridge Energy Company, Inc., EnCana Corporation and Enerflex Systems Ltd.

     E. Susan Evans joined the Board of Directors in 1996. Ms. Evans was formerly Chairman of the Audit Committee for the Province of Alberta. Ms. Evans is also a Director of Canadian Oil Sands Limited. Previously, Ms. Evans was Vice President, Law & Corporate Affairs and Corporate Secretary of Encor Inc.

     William R. Fatt joined the Board of Directors in 2000. He is the Chief Executive Officer of Fairmont Hotels & Resorts Inc. and was, prior to September, 2001, the Chairman and Chief Executive Officer of Canadian Pacific Hotels & Resorts Inc. He is also a director of Enbridge Gas Distribution Inc., EnCana Corporation, The Jim Pattison Group Inc., Sun Life Financial Services of Canada Inc. and Toronto General & Western Hospital Foundation and is Vice Chairman, Chief Executive Officer and a Trustee of Legacy Hotels Real Estate Investment Trust.

     Richard L. George joined the Board of Directors in 1996. He is the President and Chief Executive Officer and a Director of Suncor Energy Inc. He is also a Director of Dofasco Inc. and GlobalSantaFe Corporation. He has been Chief Executive Officer of Suncor Energy Inc. since 1991 and was Chairman of the Board from 1993 to 1994.

     Michel Gourdeau joined the Board of Directors in 2002. Since 1997, he has held senior management positions with Hydro-Québec and is presently President, Oil & Gas Division. From 1985 to 1997, he was Vice President, Natural Gas Services at Gaz Métropolitain, Inc. Mr. Gourdeau is also a director of Gaz Métropolitain, Inc., Noverco Inc. and the Energy Council of Canada.

     Louis D. Hyndman joined the Board of Directors in 1993. He has been a Senior Partner of Field Atkinson Perraton LLP, Barristers and Solicitors, since 1986. Mr. Hyndman is also a Director of Enbridge Pipelines Inc., Clarke Inc., Canadian Urban Equities Ltd., Ellis Don Inc., Meloche Monnex Inc., Melcor Developments Ltd. and TransAlta Corporation. From 1967 to 1986, he was a member of the Legislative Assembly of the Province of Alberta and served as Provincial Treasurer and in two other ministerial portfolios.

A-1

     Robert W. Martin joined the Board of Directors in 1992. He is also a Director of Enbridge Gas Distribution Inc., Cara Operations Ltd. and HSBC Bank Canada. He was formerly Chairman of Silcorp Limited from 1993 to 1999 and the President and Chief Executive Officer of The Consumers’ Gas Company Ltd. (now Enbridge Gas Distribution Inc.) from 1984 to 1992.

     George K. Petty joined the Board of Directors in 2001. He is also a Director of Enbridge Energy Company, Inc. Mr. Petty was formerly President & Chief Executive Officer of Telus Corporation from November 1, 1994 to October 31, 1999.

A-2

APPENDIX “B”

CORPORATE GOVERNANCE

ALIGNMENT WITH TSX GUIDELINES

     The Toronto Stock Exchange (the “TSX”), upon which the Enbridge Shares are listed, requires every listed corporation to disclose on an annual basis its approach to corporate governance. The disclosure must make specific reference to each of the TSX’s corporate governance guidelines (the “Guidelines”) and, where the approach is different from any of those Guidelines or where the Guidelines do not apply, must explain the differences or their inapplicability. Set out below is a table addressing the Corporation’s approach to each of the Guidelines. The Board believes that the Corporation is in full alignment with the Guidelines.

Guideline 1:	The board of directors of every corporation should explicitly assume responsibility for the stewardship of the corporation.

Does Enbridge Align?	Yes

Description of Approach:	The Board has plenary power from Shareholders to manage, or supervise the management of, the business and affairs of the Corporation. The Board is responsible for the overall stewardship of the Corporation and, in discharging that responsibility, reviews, approves and provides guidance in respect of the strategic planning process of the Corporation and reviews the progress of strategic planning as it occurs. The Governance Committee defines and recommends to the Board the role of the Board, the roles of Committees of the Board, and the general division of duties as between the Board and the Chief Executive Officer.

The Governance Committee has developed a mandate statement for the Board as a whole which has been adopted by the Board. Descriptions of specific Board responsibilities are set forth in the by-laws of the Corporation, in the mandates of the Committees of the Board, and more generally in the Canada Business Corporations Act

The Board has delegated to the President & Chief Executive Officer and senior management the responsibility for day-to-day management of the business of the Corporation, subject to compliance with the plans approved from time to time by the Board. In addition to those matters which must, pursuant to the Canada Business Corporations Act and the Articles of the Corporation, be approved by the Board, the Board has specified limits to management’s responsibility as recommended in the Guidelines, and retains responsibility for significant changes in the Corporation’s affairs such as the approval of major capital expenditures, debt and equity financing arrangements and significant acquisitions and divestitures.

Guideline 1a:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for adoption of a strategic planning process.

Does Enbridge Align?	Yes

Description of Approach:	The Board reviews, approves and oversees guidelines in respect of the strategic plan of the Corporation and reviews the progress of strategic planning as it occurs. Two Board meetings per year are devoted to the strategic plan.

Guideline 1b:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks.

Does Enbridge Align?	Yes

Description of Approach:	The Board oversees identification of the principal risks to the Corporation on an annual basis, monitors the Corporation’s risk management programs and seeks assurance that internal control systems and management information systems are in place and operating effectively.

The Corporation has in place a comprehensive risk assessment system which incorporates relevant risk assessment information from the major corporate businesses. The risk assessment process analyzes existing and emerging risks within defined categories, with corresponding mitigating factors. Common measurement and assessment criteria enable the ranking of risks from diversified businesses on a consolidated basis in accordance with a range of loss consequences, and over a stated time horizon. The Board and the Audit, Finance & Risk Committee specifically oversee review of principal risks to the Corporation on an annual basis, monitor the Corporation’s risk management program and oversee the review of risks in conjunction with internal and external auditors. Other Board committees also authorize implementation and monitor systems put in place to address applicable risks. For example, the Environment, Health & Safety Committee has authorized establishment of an environmental risk management system and monitors its operation. The Board has delegated certain responsibilities to each of its committees, and they report and make recommendations to the Board on a regular basis, as well as oversee the implementation and monitoring of systems put in place to address applicable risks.

Guideline 1c:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for succession planning, including appointing, training and monitoring senior management.

Does Enbridge Align?	Yes

Description of Approach:	The Board monitors the implementation of appropriate succession planning.

The general authority guidelines of the Corporation and the Corporation’s strategic plan constitute a mandate for the Chief Executive Officer. This mandate includes the goal to maximize shareholder value. In addition, the Board has established specific terms of reference and a review process for the Chief Executive Officer. The Governance Committee and the Human Resources & Compensation Committee approve the Chief Executive Officer’s objectives on an annual basis. These objectives are reviewed by the Board on an ongoing basis.

The Human Resources & Compensation Committee has responsibility to review and advise the Board on systems and effectiveness relating to employment, succession planning and remuneration of employees, including officers of the Corporation. The Committee monitors the performance of senior management, oversees intellectual capital risk to ensure that management programs deal with succession planning and employee retention, and reports to the Board on organizational structure and succession planning matters. The Committee reviews and monitors executive development programs.

Guideline 1d:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for a communications policy for the Corporation.

Does Enbridge Align?	Yes

Description of Approach:	The Board of Directors has established programs and structures to provide assurance of effective communications between the Corporation, its Shareholders, stakeholders and the public, including communications by the President & Chief Executive Officer; the Corporate Secretariat; and the Environment, Health & Safety, Investor Relations, Financial Services and Government & Public Affairs departments. Management of the Corporation meets frequently with the Board regarding these matters.

Guideline 1e:	As part of the overall stewardship responsibility, the board of directors should assume responsibility for the integrity of the Corporation’s internal control and management information systems.

Does Enbridge Align?	Yes

Description of Approach:	The Board seeks assurance that internal control systems and management information systems are in place and operating effectively.

One of the functions of the Audit, Finance & Risk Committee is to review Enbridge’s financial statements and recommend their approval or otherwise to the Board. In performing this function, the Committee has overview responsibility for management reporting on internal controls.

Guideline 2:	The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director.

Does Enbridge Align?	Yes

Description of Approach:	Ten of the thirteen directors are unrelated directors. D.J. Taylor, as non-executive Chair of the Board is separate from management and holds the office of Chair, B.F. MacNeill, as past Chief Executive Officer, and P.D. Daniel, as current President & Chief Executive Officer, are the only related directors of the Corporation. B.F. MacNeill is not standing for re-election as a Director at the Meeting.

Guideline 3:	The application of the definition of “unrelated director” to the circumstances of each individual director should be the responsibility of the board which will be required to disclose on an annual basis whether the board has a majority of unrelated directors. Management directors are related directors. The board will also be required to disclose on an annual basis the analysis of the application of the principles supporting this conclusion.

Does Enbridge Align?	Yes

Description of Approach:	The Directors have examined the definition and have considered their respective interests in and relationship with the Corporation in determining that ten of the thirteen directors are unrelated directors, by the analysis briefly stated in Guideline 2.

Guideline 4:	The board of directors of every corporation should appoint a committee of directors composed exclusively of outside, i.e., non-management, directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full board new nominees to the board and for assessing directors on an ongoing basis.

Does Enbridge Align?	Yes

Description of Approach:	The Governance Committee is composed solely of non-management Directors and has a majority of members who are unrelated Directors. D.J. Taylor, as non-executive Chair of the Board, and B.F. MacNeill, as past Chief Executive Officer of the Corporation, are related Directors. B.F. MacNeill is not standing for re-election as a Director at the Meeting.

The Governance Committee has responsibility to propose nominee directors and to assess directors on an ongoing basis. To that end, the Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, its Committees and management, including the assessment of the performance of the Board as a whole and its Committees by survey, assessment of the Chair of the Board by Board survey, as well as reviewing the contributions of individual Directors. One of the Governance Committee’s objectives is to nominate a balanced mix of Board members with the experience and expertise to provide value to the Corporation and its shareholders in respect of the Corporation’s business and strategic plans. The Governance Committee sets guidelines, reviewed annually, which include criteria to add Directors who possess relevant and/or senior executive expertise or other qualifications, including an intent to achieve an appropriate mix of gender and minority representation on the Board.

Guideline 5:	Every board of directors should implement a process to be carried out by the nominating committee or other appropriate committee for assessing the effectiveness of the board as a whole, the committees of the board and the contribution of individual directors.

Does Enbridge Align?	Yes

Description of Approach:	The Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, its Committees and management, including the assessment of the performance of the Board as a whole and its Committees by a survey, assessment of the Chair of the Board by Board survey, as well as reviewing the contributions of individual Directors.

Guideline 6:	Every corporation, as an integral element of the process for appointing new directors, should provide an orientation and education program for new recruits to the board.

Does Enbridge Align?	Yes

Description of Approach:	The Corporation provides an orientation and education program for new directors. In addition to having discussions with the Chair of the Board, and receiving presentations from the President & Chief Executive Officer and senior management with respect to the business and operations of the Corporation, a new Director also receives a Director’s Manual, including a record of public and other information concerning the Corporation.

The continuing education offered to Directors includes an orientation at the time of each new Committee assignment, and ongoing presentations by management, site and facility tours, and special presentations in response to Director’s requests.

Guideline 7:	Every board of directors should examine its size and, with a view to determining the impact of the number upon effectiveness, undertake where appropriate, a program to reduce the number of directors to a number which facilitates more effective decision-making.

Does Enbridge Align?	Yes

Description of Approach:	Twelve members are to be nominated for election to the Board. The Board must have a sufficient number of Directors to carry out its duties efficiently, while presenting a diversity of views and experience. The Board reviews the contributions of the Directors and considers whether the current size of the Board promotes effectiveness and efficiency, and believes that the appropriate size of the Board is ten to thirteen members.

Guideline 8:	The board of directors should review the adequacy and form of the compensation of directors and ensure the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Does Enbridge Align?	Yes

Description of Approach:	The Governance Committee is mandated to review annually and recommend to the Board the adequacy and form of remuneration of Directors. The Governance Committee has resources to utilize external consultants to assist with this role.

Guideline 9:	Committees of the board of directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees, such as the executive committee, may include one or more inside directors.

Does Enbridge Align?	Yes

Description of Approach:	The Board currently has four standing Committees, all of which are composed solely of non-management, unrelated Directors, other than the Human Resources & Compensation Committee and the Governance Committee which include D.J. Taylor as a member and the Audit, Finance & Risk Committee and the Governance Committee which include B.F. MacNeill as a member. B.F. MacNeill is not standing for re-election as a Director at the Meeting.

Guideline 10:	Every board of directors should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues. This committee would, amongst other things, be responsible for the corporation’s response to these governance guidelines.

Does Enbridge Align?	Yes

Description of Approach:	The Governance Committee focuses on the structure and processes of corporate governance at Enbridge. The objective of the Governance Committee is to seek assurance that a comprehensive system of stewardship and accountability to Shareholders is in place and functioning among Directors, management and employees of the Corporation.
The Governance Committee defines and recommends to the Board the role of the Board, the roles of Committees of the Board, and the general division of duties as between the Board and the Chief Executive Officer. The Governance Committee has developed a mandate statement for the Board as a whole, which has been adopted by the Board. Descriptions of specific Board responsibilities are set forth in the by-laws of the Corporation, in the mandate statements of the Board and its Committees, and more generally in the Canada Business Corporations Act.
The process of corporate governance is the means by which the Directors and management fulfill the accountabilities and stewardship owed to Shareholders. The Governance Committee is mandated to be responsible for and make recommendations to the Board concerning the overall governance of the Corporation. Included in its mandate is the responsibility to review the mandates for the various Committees of the Board, recommend the nomination of Directors to Committees of the Board, develop the Corporation’s approach to governance issues, set corporate governance guidelines for the Board and assume responsibility for the Corporation’s response to those guidelines.

Guideline 11:	The board of directors, together with the CEO, should develop position descriptions for the board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Does Enbridge Align?	Yes

Description of Approach:	The Governance Committee defines and recommends to the Board the role of the Board, the roles of Committees of the Board, and the general division of duties as between the Board and the Chief Executive Officer. The Governance Committee has developed a mandate statement for the Board as a whole which has been adopted by the Board. Descriptions of specific Board responsibilities are set forth in the by-laws of the Corporation, in the mandate statements of the Board and its Committees, and more generally in the Canada Business Corporations Act.
The Governance Committee has a process to monitor the quality of, and recommend changes to, the relationship between and among the Board, its Committees and management.

Guideline 12:	Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

Does Enbridge Align?	Yes

Description of Approach:	The Governance Committee is mandated to ensure that the Board functions independently of management. The Chair of the Board is not a member of management, and is “related” solely by holding the office of Chair of the Board. The Board and its Committees meet in-camera and independently of management often and whenever appropriate, and have a policy permitting individual Directors and the Board and its Committees access to independent advisors, if requested.

Guideline 13:	The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Does Enbridge Align?	Yes

Description of Approach:	The Audit, Finance & Risk Committee is composed solely of non-management, unrelated Directors, other than B.F. MacNeill who, as past Chief Executive Officer of the Corporation, is a related Director. B.F. MacNeill is not standing for re-election as a Director at the Meeting.
The principal function of the Audit, Finance & Risk Committee is to review Enbridge’s financial statements and recommend their approval or otherwise to the Board. In performing this function, the Committee monitors audit functions and the preparation of financial statements, communicates directly with both internal and external auditors, has overview responsibility for management reporting on internal controls, and meets with external auditors independently of management to discuss, among other things, their qualifications, independence and objectivity. The Committee also recommends approval of press releases of financial results, reviews all financial information and financial statements contained in any prospectus, reviews the Management Discussion & Analysis section of the Corporation’s quarterly and annual financial reports and reviews the Corporation’s Annual Information Form. The Committee, together with the Board, specifically oversees the review of the principal risks to the Corporation as noted above in the discussion relating to Guideline 1b.

Guideline 14:	The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Does Enbridge Align?	Yes

Description of Approach:	Directors of the Corporation may engage outside advisers in appropriate circumstances, at the Corporation’s expense and subject to the approval of the Governance Committee, to provide advice with respect to a corporate decision or action.

APPENDIX “C”

AMENDMENT TO BY-LAW NO. 1 OF THE CORPORATION

     Pursuant to a resolution of the Board of Directors of the Corporation dated February 24, 2003, By-Law No. 1 of the Corporation was amended as follows:

ENBRIDGE INC.

GENERAL BY-LAW NO. 1

A BY-LAW TO REGULATE THE BUSINESS AND AFFAIRS
OF THE CORPORATION

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

INTERPRETATION

1.     In this by-law unless the context otherwise requires, words importing the singular number only shall include the plural, ~~{the masculine}~~ gender shall include the masculine, feminine and neuter genders ~~{and vice versa}~~; words importing persons shall include an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, and any number or aggregate of persons. Terms used in this by-law that are defined in the Canada Business Corporations Act shall have the meanings given to those terms in that Act.

REGISTERED OFFICE

2.     The registered office of the Corporation shall be at such place in the City of Calgary, in the Province of Alberta, as the board of directors may from time to time by resolution determine.

CORPORATE SEAL

3.     The corporate seal of the Corporation shall be in such form as the board of directors may from time to time determine.

MEETINGS OF SHAREHOLDERS

4.     Annual Meeting. An annual meeting of shareholders of the Corporation shall be held at such place in Canada and at such time in each year as the board of directors may from time to time by resolution determine ~~{for the purpose of: hearing and receiving the reports and statements required by the Canada Business Corporations Act to be brought before the annual meeting; electing directors; appointing auditors and authorizing the board to fix the remuneration of such auditors; and for the transaction of such other business as may properly be brought before the meeting}~~.

5.     Special Meetings. Special meetings of shareholders of the Corporation may be called by the board of directors at any time to be held at such place in Canada as the board may by resolution determine for the transaction of such business as ~~{its}~~ is specified in the notice of meeting. A special meeting of shareholders may also be called on the requisition of the shareholders as provided by the Canada Business Corporations Act.

6.     Notice of Meeting. Notice of the time and place of each meeting of shareholders shall be given by sending the notice to each shareholder entitled to vote at the meeting, not less than twenty-one (21) nor more than ~~{fifty (50)}~~ sixty (60) days before the date of the meeting.

7.     Record Date for Notice of Meeting. The board of directors may by resolution fix a record date for determining the shareholders who will be entitled to receive notice of a meeting of shareholders which date shall not be less than twenty-one (21) days nor more than ~~{fifty (50)}~~ sixty (60) days before the date of such meeting.

~~{Notice of such record date shall be given in accordance with the requirements of the Canada Business Corporations Act.}~~

8.~~{8. Chairman}~~ Chair and Secretary.

(a)	The ~~{chairman}~~ chair of the board of directors, if any, or in his or her absence, the president, or in their absence, a director of the Corporation, shall be ~~{chairman}~~ chair of any meeting of shareholders. If none of the said officers or directors be present within fifteen (15) minutes after the time fixed for holding the meeting, the shareholders present in person or by proxy and entitled to vote shall choose one of the shareholders present in person to be ~~{chairman}~~ chair.

(b)	The secretary, or in his or her absence, an assistant secretary of the Corporation, shall be secretary of any meeting of shareholders. In their absence, the ~~{chairman}~~ chair shall appoint some person who need not be a shareholder to act as secretary of the meeting.

9.     Scrutineers. At any meeting of the shareholders, the ~~{chairman}~~ chair with the consent of the meeting or the shareholders by resolution may appoint one or more scrutineers, who need not be shareholders, to report on the number of shares represented at the meeting in person and by proxy, conduct polls, distribute and count ballots, and prepare certificates as to the result of any vote. No candidate for the office of director shall be appointed a scrutineer at any meeting at which directors are to be elected.

10.     Persons Entitled to be Present; Attendance.

(a)	The only persons entitled to attend a meeting of shareholders shall be those entitled to vote thereat, the directors and auditors of the Corporation, and others who, although not entitled to vote, are entitled by law to be present. Any other person may be admitted with the consent of the meeting or on the invitation of the board of directors or of the ~~{chairman}~~ chair of the meeting.

(b)	Any person entitled to attend a meeting of shareholders shall be entitled to attend the meeting by means of a telephonic, electronic or other communication facility, provided that the ~~{Chairman}~~ chair is satisfied that all shareholders will be able to communicate adequately with each other during such meeting. For greater certainty, a meeting of shareholders may be held entirely by telephonic, electronic or other communication facility provided that foregoing requirement is met. Any person participating in a meeting by telephonic, electronic or other communication facility shall be deemed to be present at the meeting for all purposes.

11.     Quorum. Three persons present and entitled to vote shall constitute a quorum for the transaction of business at any meeting of shareholders. In the absence of a quorum for the transaction of business at any such meeting or any adjournment or adjournments thereof, those present and entitled to vote ~~{shall constitute a quorum for the purpose of adjourning such meeting.}~~ may adjourn the meeting to a fixed time and place.

12.     Right to Vote. At any meeting of shareholders, every shareholder who is the holder of one or more shares carrying the right to vote shall, subject to the provisions of the articles and the Canada Business Corporations Act, be entitled ~~{to vote who is the holder of one or more shares carrying the right}~~ to vote at such meeting.

13.     Personal Representatives. If a shareholder of record of the Corporation is deceased, his or her personal representative, upon filing with the secretary of the Corporation, at least forty-eight (48) hours prior to the time of holding the meeting, proof of his or her appointment satisfactory to the secretary shall be entitled to exercise the same voting rights at any meeting of shareholders as the shareholder of record would have been entitled to exercise if he or she were living and for the purpose of the meeting shall be considered a shareholder. If there ~~{be}~~ is more than one personal representative, the provisions of this by-law respecting joint shareholders shall apply as if such personal representatives were joint shareholders.

14.     Proxies.

(a)	A shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or one or more alternate proxyholders, who are not required to be shareholders, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

(b)	The directors may specify in a notice calling a meeting of shareholders a time not exceeding forty-eight (48) hours, excluding Saturdays and holidays, preceding the meeting or an adjournment thereof before which time proxies to be used at the meeting must be deposited with the Corporation or its agent.

15.     Votes to Govern. At any meeting of shareholders, all questions proposed for the consideration of the shareholders shall, unless otherwise required by the articles or by-laws or by law, be determined by the majority of the votes duly cast on the question, and the ~~{chairman}~~ chair presiding at such meeting shall be entitled to a second or casting vote in the case of an equality of votes, either upon a show of hands or upon a poll.

16.     Show of Hands. Subject to the provisions of the Canada Business Corporations Act, any question at a meeting of shareholders shall be decided by a show of hands unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands, every person who is present and entitled to vote shall have one vote. Unless a ballot be so required or demanded, a declaration by the ~~{chairman of the}~~ chair presiding at such meeting that a matter has been carried, carried by a particular majority, or not carried, and an entry made to that effect in the minutes of the proceedings at the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such matter.

17.     Ballots.

(a)	On any question proposed for consideration at a meeting of shareholders, the ~~{chairman}~~ chair may require, or any shareholder present in person or by proxy and entitled to vote may demand, a ballot either before or after any vote by a show of hands. A ballot so required or demanded shall be taken in such manner as the ~~{chairman of the}~~ chair presiding at such meeting shall direct. A requirement or a demand for a ballot may be withdrawn at any time prior to the taking of the ballot with the consent of the meeting.

(b)	Subject to the provisions of the articles, upon a ballot each shareholder present in person or represented by proxy shall be entitled to one vote for each share in respect of which he or she is entitled to vote at the meeting, and the result of the ballot shall be the decision of the meeting. The requirement of or demand for a ballot shall not prevent the continuation of the meeting for the transaction of any business other than that on which such ballot has been required or demanded.

18.     Joint Shareholders. If shares are held jointly by two or more persons, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other or others, vote thereon; but in case more than one of them be present in person or represented by proxy they shall vote together on the shares jointly held.

19.     Adjournment. The ~~{chairman}~~ chair of any meeting of shareholders may, with the consent of the meeting, and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If the meeting of the shareholders is adjourned for less than thirty (30) days it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the meeting that it is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of thirty (30) days or more, notice of the adjourned meeting shall be given as for an original meeting, in accordance with the provisions of the Canada Business Corporations Act.

DIRECTORS

20.     Directors. The board of directors shall consist of such number of directors as shall be set out in the articles. Four (4) directors shall constitute a quorum for the transaction of business at any meeting of the board.

21.     Qualification. Subject to the provisions of the Canada Business Corporations Act and the articles, any person may be elected a director of the Corporation if he or she, or any other body corporate of which he or she is an officer or director, is the holder of fully paid shares in the capital stock of the Corporation. ~~{A majority}~~ At least twenty-five percent (25%) of the directors of the Corporation shall be resident Canadians and directors shall not transact business at a meeting of directors unless ~~{a majority}~~ at least twenty-five percent (25%) of the directors present are resident Canadians.

22.     Election and Term. ~~{Directors}~~ Subject to clause 24, directors of the Corporation shall be elected at the annual meeting of shareholders or at a special meeting of shareholders called for such purpose and shall hold office until the close of the next annual meeting of shareholders or until their successors are elected. If an election of directors is not held at the proper time, the directors shall continue in office until their successors are elected.

23.     Removal from Office. The shareholders may, subject to the provisions of the Canada Business Corporations Act, with or without cause, remove any director from office at any time by a resolution passed at a special meeting of shareholders called for that purpose, and at any such meeting may elect any qualified person to fill the vacancy so caused.

24.     Vacancies. Subject to the Canada Business Corporations Act, vacancies in the board of directors may be filled for the remainder of its term of office from among persons qualified for election by the remaining directors if constituting a quorum; otherwise such vacancies shall be filled at the next annual meeting of shareholders at which directors for the ensuing year are to be elected or at a special meeting of shareholders called for that purpose. If at any time the directors in office do not constitute a quorum the remaining director or directors shall forthwith call a special meeting of shareholders to fill such vacancies in the board.

25.     Calling of Meetings. Meetings of the board of directors shall be held from time to time at such place, at such time, and on such day as the ~~{chairman}~~ chair of the board, or the president, or a vice-president who is a director, or any two directors may determine, and the secretary shall call meetings when so authorized and directed.

26.     Notice of Meetings.

(a)	Notice of the time and place of each meeting of the board of directors shall be given to each director not less than two (2) days before the day on which the meeting is to be held; provided that a meeting may be held without formal notice if all the directors are present or if those absent waive formal notice. A notice of a meeting of directors need not specify the purpose of the business to be transacted at the meeting except where the Canada Business Corporations Act requires such purpose to be specified.

(b)	Provided a quorum of directors is present, each newly elected board may without notice hold its first meeting immediately following the meeting of shareholders at which such board is elected.

(c)	The board may appoint a day or days in any month or months for regular meetings at a place and hour to be named. A copy of any resolution of the board fixing the place and time of regular meetings of the board shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Canada Business Corporations Act requires the purpose of the business to be transacted thereat to be specified.

     27.     ~~{Chairman.}~~ Chair of the Board. The ~~{chairman}~~ chair of the board of directors, if any, or in his or her absence, the president who is a director, or in their absence, a vice-president who is a director, shall be ~~{chairman}~~ chair of any meeting of directors, and if none of the said officers be present, the directors present shall choose one of their number to be ~~{chairman}~~ chair.

     28.     Votes to Govern. At all meetings of the board of directors every question shall be decided by a majority of the votes cast on the question, and in the case of an equality of votes, the ~~{chairman of the}~~ chair presiding at such meeting shall be entitled to a second or casting vote.

     29.     Remuneration of Directors.

~~{(a)}~~	The directors of the Corporation shall be paid such remuneration as the board of directors may by resolution from time to time determine. Unless the board otherwise directs, such remuneration shall be in addition to the salary paid to any officer or employee of the Corporation who is also a member of the board of directors.~~{~~

~~(b)~~	~~The board may also by resolution award special remuneration to any director undertaking any special work or service on the Corporations behalf outside the work or services ordinarily required of a director of the Corporation.}~~ The directors shall also be reimbursed for their travelling and other expenses properly incurred by them in connection with the business and affairs of the Corporation.

30.     Interest of Directors or Officers in Contracts. A director or officer who is party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner provided by the Canada Business Corporations Act and shall not vote on any resolution to approve the same except as provided by the Act.

31.     Audit Committee. The board of directors shall elect annually from among its number an audit committee to be composed of not fewer than three (3) directors none of whom shall be officers or employees of the Corporation or any of its affiliates. The audit committee shall have the powers and duties provided in the Canada Business Corporations Act and such further powers and duties as may be specified by the board.

32.     Protection of Directors, Officers and Others. Subject to the Canada Business Corporations Act, every director and officer of the Corporation in exercising his or her powers and discharging his or her duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, no director or officer shall be liable for the acts, receipts, neglects or defaults of any other director, officer or employee, or for joining in any receipt or other act for conformity, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the ~~{moneys}~~ monies of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the ~~{moneys}~~ monies, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on his or her part, or for any other loss, damage or misfortune whatever which shall happen in the execution of the duties of his or her office or in relation thereto.

33.     Indemnity of Directors, Officers and Others. Subject to the limitations contained in the Act but without limit to the right of the Corporation to indemnify as provided for in the Act, the Corporation shall indemnify a director or officer, a former director or officer, or ~~{a person}~~ another individual who acts or acted at the Corporation’s request as a director or officer ~~{of a body corporate of which the Corporation is or was a shareholder or creditor (or a person who undertakes or has undertaken any liability on behalf of any such body corporate), and his heirs and legal representatives}~~, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by ~~{him}~~ the individual in respect of any civil, criminal ~~{or administrative action or proceeding to which he is made a party by reason of being or having been a director or officer of the Corporation or such body corporate (or by reason of undertaking or having undertaken such liability), if}~~, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity, if the individual:

~~{he}~~(a) acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, ~~{he}~~ had reasonable grounds for believing that ~~{his}~~ the individual’s conduct was lawful.

34.     Insurance. The Corporation may purchase and maintain insurance for the benefit of any ~~{person}~~ individual referred to in ~~{clause 33}~~ clause 33 against such liabilities and in such amounts as the board may from time to time determine and are permitted by the Canada Business Corporations Act.

OFFICERS

35.     Election of Officers. The board of directors shall elect from among themselves a president and, if they see fit, a ~~{chairman}~~ chair of the board. The board may also elect one or more vice-presidents who need not be directors.

36.     Appointment of Other Officers. The board of directors shall from time to time appoint a secretary and a treasurer, and may appoint a controller, one or more assistant secretaries, one or more assistant treasurers, and such other officers, agents and servants as the board may from time to time determine.

37.     Term of Office and Remuneration. The terms of employment and the remuneration of all officers elected or appointed by the board of directors shall be determined from time to time by the board of directors. All officers, in the absence of agreements to the contrary, shall be subject to removal by the board at any time, with or without cause, provided that a majority of the board shall vote in favor thereof.

38.     Delegation of Duties. In case of the absence or inability to act of any officer of the Corporation, or for any reason the board of directors may deem sufficient, the board may delegate all or any of the powers or duties or both of such officer to any other officer or to any director for the time being.

39.     Duties of ~~{Chairman}~~ Chair of the Board. The ~~{chairman}~~ chair of the board, if any, shall have such powers and discharge such duties as are from time to time conferred on ~~{him}~~ the chair by the board of directors. ~~{The chairman of the board shall, if the board so determines, be the chief executive officer of the Corporation charged with the general management and direction of the business and affairs of the Corporation. In the absence or inability or refusal of the president to act, the chairman of the board, if any, and if directed to do so by the board, shall exercise all the powers and perform all the duties of the president.}~~

40.     Duties of President. Unless the board of directors otherwise determines ~~{under clause 39 hereof}~~, the president shall be the chief executive officer of the Corporation and shall be charged with the general management and direction of the business and affairs of the Corporation. He or she shall have such other powers and perform such other duties as may from time to time be conferred on him or her by the board.

41.     Duties of Vice-President. The vice-president, or if there be more than one vice-president, the vice-presidents, shall exercise such powers and perform such duties as may from time to time be assigned by the board of directors. In the absence or inability or refusal of the president to act, and in the absence of a direction by the board ~~{under clause 39 hereof}~~, the vice-president, or if there be more than one vice-president, the vice-president designated by the board of directors for that purpose, shall exercise all the powers and perform all the duties of the president.

42.     Duties of Secretary. The secretary shall give, or cause to be given, as and when instructed, all notices required to be given to shareholders, directors, officers, auditors and members of committees; he or she shall attend and be the secretary of all meetings of the board of directors and shareholders and shall enter or cause to be entered in records kept for that purpose minutes, of all proceedings at such meetings; he or she shall be the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Corporation and of all books, papers, records, documents and other instruments belonging to the Corporation except when some other officer or agent has been appointed for that purpose; and he or she shall perform such other duties which usually pertain to his or her office or which may from time to time be prescribed by the board or be required by law.

43.     Duties of Treasurer. Under the direction of the board of directors, the treasurer shall have charge of the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. Whenever required of him or her, he or she shall render to the board an account of all his or her transactions as treasurer and of the financial position of the Corporation, and he or she shall perform such other duties as may from time to time be prescribed by the board.

44.     Duties of Controller. Under the direction of the board of directors, the controller, if any, shall have charge of the accounting operations of the Corporation and keep proper accounting records in compliance with the Canada Business Corporations Act in which shall be recorded all receipts and disbursements of the Corporation. Whenever required of him or her, he or she shall render to the board an account of all his or her transactions as controller, and he or she shall perform such other duties as may from time to time be prescribed by the board.

45.     Duties of Other Officers. The assistant secretary, if any, and the assistant treasurer, if any, shall respectively perform all the duties of the secretary and treasurer, respectively, in the absence or disability of the secretary or treasurer, as the case may be. The assistant secretary and assistant treasurer shall also have such other powers and duties as may from time to time be assigned to them ~~respectively~~ by the board of directors. The duties and powers of all other officers of the Corporation shall be such as the terms of their engagement call for or the board by resolution determines.

46~~{. General Manager. The board of directors may appoint a general manager and may delegate to him the responsibility and authority for the general management of the operations of the Corporation, subject always to the authority of the board and to the supervision and direction of the president (except such matters and duties as by law must be transacted or performed by the board or by the shareholders in general meeting). He shall at all reasonable times give to the directors or any of them all information they may require regarding the affairs of the Corporation.~~

~~47}~~. Agents and Attorneys. The board of directors may from time to time by resolution appoint agents or attorneys for the Corporation in or out of Canada for such purposes and with such authority and power (including the power to subdelegate) as may be thought fit.

SHARES

     ~~{48}~~ 47. Issuance. Subject to the provisions of the Canada Business Corporations Act, the board of directors may issue shares of the Corporation at such times and to such persons and for such considerations as the board shall determine.

     ~~{49}~~ 48. Share Certificates. Every shareholder of the Corporation shall be entitled to a share certificate, stating the number and class of shares held ~~{by him}~~ in such form as the board of directors shall from time to time approve. Unless otherwise ordered by the board, share certificates shall be signed by the proper signing officers of the Corporation and need not be under the corporate seal. A share certificate executed as aforesaid shall be valid notwithstanding that any one or more of the officers whose facsimile signatures appear thereon no longer hold office at the date of issue of the certificate.

     ~~{50}~~ 49. Replacement of Share Certificate. Subject to the provisions of the Canada Business Corporations Act:

(a) If any share certificate be worn out or defaced, upon surrender thereof the board of directors may order the same to be cancelled, and upon the fulfillment of such conditions as the board may determine, issue a new certificate in lieu thereof.

(b) In case of the loss, theft, or destruction of a certificate for shares held by a shareholder, the fact of such loss, theft, or destruction shall be reported by such shareholder or his agent or personal representative to the Corporation or the transfer agent, if any, with a statement verified by oath or statutory declaration as to the loss, theft, or destruction and the circumstances concerning the same and with a request for the issuance of a new certificate to replace the one so lost, stolen, or destroyed. Upon the giving to the Corporation (or if there be a transfer agent and registrar then to the Corporation and such transfer agent and registrar) of a bond of a surety company licensed to do business in the jurisdiction in which the bond is to be written, or other security approved by the ~~{board}~~ Corporation and in such form as is approved by ~~{resolution of the board}~~ the Corporation, indemnifying the Corporation (and its transfer agent and registrar, if any) against all loss, damage or expense to which the Corporation and/or the transfer agent and registrar may be put or be liable by reason of the issuance of a new certificate to such shareholder, a new certificate may be issued in replacement of the one lost, stolen, or destroyed if such issuance is ordered by the secretary and the treasurer or by any officer of the Corporation duly authorized to do so by the board.

~~{51}~~ 50. Transfer and Registration.

(a) The board of directors may from time to time appoint such transfer agent or transfer agents and registrar or registrars as may be required to maintain, in respect of the securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. The board may provide for and establish the duties, responsibilities and compensation of any such transfer agent or registrar and/or may delegate to the officers of the Corporation which it shall designate the power to make on behalf of the Corporation any necessary agreements with any such transfer agent or registrar with regard to the foregoing matters.

(b) Subject to the provisions of the Canada Business Corporations Act, no transfer of securities shall be registered in a securities register except upon presentation of the certificate representing such securities with an endorsement, which complies with ~~{the}~~ such Act, made thereon or delivered therewith duly executed by an appropriate person as provided by ~~{the}~~ such Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any fees prescribed by the board, and upon compliance with such restrictions on transfer or as are authorized by the articles. The transfer may, however, be made in case of a lost, stolen, or destroyed certificate, as provided in these by-laws. No director shall be liable to the Corporation for any loss which may be sustained in the case where a transfer shall have been procured by forgery or mistake.

EXECUTION OF INSTRUMENTS

~~{52}~~ 51. All cheques, bills, notes, acceptances and orders for the payment of money to be signed, drawn, accepted or endorsed by or on behalf of the Corporation shall be signed, drawn, accepted or endorsed by such person or persons and in such manner as the board of directors may from time to time designate, appoint or authorize by resolution ~~{provide}~~.

~~{53}~~ 52. All contracts, deeds and other documents and instruments required to be executed by the Corporation, whether under the corporate seal or not, may be signed by and on behalf of the Corporation by the ~~{chairman}~~ chair of the board, or the president, or a vice-president, or a director, together with the secretary, or an assistant secretary, or another director, or by any other person or persons that the board of directors may from time to time by resolution designate.

~~{54}~~ 53. Copies of by-laws, resolutions and other proceedings of the board or shareholders of the Corporation may be certified under the corporate seal of the Corporation by the secretary or an assistant secretary or by any other officer of the Corporation so appointed by resolution of the board.

FINANCIAL

Financial Year. The financial year of the Corporation shall end on the 31st day of December in each year or on such other day in each year as the board of directors may by resolution determine.

~~{56}~~ 55. Borrowing of Money.

(a)	Without limiting the borrowing powers of the Corporation as set forth in the Canada Business Corporations Act, the board of directors may from time to time:

(i)	borrow money upon the credit of the Corporation;
(ii)	issue, reissue, sell or pledge ~~{bonds, debentures, notes or other evidence of indebtedness or guarantee}~~ debt obligations of the Corporation, whether secured or unsecured;

(iii)	~~{subject to the provisions of the Canada Business Corporations Act,}~~ give a guarantee on behalf of the Corporation to secure performance of any obligation of any person; and
(iv)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable property of the Corporation to secure any obligation of the Corporation.

(b)	The board may from time to time by resolution delegate all or any of the above mentioned powers to one or more officers or directors of the Corporation to the extent and in such manner as the board shall determine at the time of each such delegation.

~~{57}~~ 56. Banking Arrangements. The banking business of the Corporation, or any part thereof, shall be transacted with such banks, trust companies or other firms or corporations carrying on a banking business as the board of directors may from time to time designate, appoint or authorize by resolution. All such banking business, or any part thereof, shall be transacted on the Corporation’s behalf by such one or more officers and/or other persons as the board may from time to time designate, direct or authorize by resolution and to the extent therein provided, including the operation of the Corporation’s accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing, or transferring of cheques, promissory notes, drafts, acceptances, bills of exchange or orders for the payment of money; the giving of receipts for and orders relating to any property of the Corporation; the execution of any agreement relating to any such banking business and defining the rights and powers of the parties thereto, and the authorizing of any officer of such banker to do any act or thing on the Corporation’s behalf to facilitate such banking business.

~~{58.}~~ 57. ~~{Dividends. (a) Declaration}~~ Dividends. Subject to the provisions of the Canada Business Corporations Act, the board of directors may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

~~{(b) Payment. A dividend payable in cash shall be paid by cheque drawn on the Corporations bankers or one or more of them to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at his recorded address, unless such holder otherwise in writing directs. In the case of joint holders the cheques shall, unless such joint holders otherwise in writing direct, be made payable to the order of all such joint holders, and if more than one address is recorded on the Corporations securities register in respect of such joint holding, the cheque shall be mailed to the first address so recorded. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.~~

~~(c)  Non-receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation may issue to such person a replacement cheque for a like amount upon such terms as to indemnity and evidence of non-receipt as the board may from time to time prescribe, whether generally or in any particular case.~~

~~(d)  Record Date. The board may fix in advance a date, preceding by not more than fifty (50) days the date for the payment of any dividend or the date for the issue of any warrant or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than seven (7) days before such record date in the manner provided by the Canada Business Corporations Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day on which the resolution relating to such dividend or right to subscribe is passed by the board. Only such persons as shall be shareholders of record at the close of business on the date so fixed shall be~~

~~entitled to receive payment of such dividend or exercise the right to subscribe for securities of the Corporation notwithstanding the transfer of any share after any such record date fixed as aforesaid.~~

~~59}~~ 58. Method of Giving Notices.

(a)	Any notice, communication or document to be given by the Corporation pursuant to the Canada Business Corporations Act, the articles, the by-laws or otherwise, to a shareholder, director, officer, auditor or member of a committee of the board of ~~{the Corporation}~~ directors, shall be sufficiently given if delivered personally to the person to whom it is to be given, or if delivered to his recorded address, or if mailed by prepaid mail addressed to him at his recorded address, or if sent to him at such address by any other means of written communication, or, in the case of a director, officer, auditor or member of a committee of the board of the Corporation, by delivering the same to his or her place of business.

(b)	In addition to the foregoing, any such notice, communication or document required to be given may be delivered by the Corporation in an electronic or other technologically enhanced format, provided that the requirements of the applicable law in respect of such delivery have been complied with in all respects, including, where required, receipt by the Corporation of the prior consent of the recipient to the delivery of such notice, communication or document in electronic or other technologically enhanced format and specifying the designation by the recipient of the information system for receipt of such notice, communication or document is permitted to be delivered by the Corporation.

The secretary may change the address of any shareholder as recorded in the securities register of the Corporation in accordance with any information believed by him or her to be reliable.

(c)	In the event that it is impossible or impractical for any reason whatsoever to give notice as aforesaid, notice may be given by an advertisement published once in a newspaper or posted on publicly available websites or other electronic means in such cities or places as the board of directors shall from time to time determine.

(d)	If any notice given to a shareholder pursuant to clause ~~{59(a)}~~ 58(a) is returned on three consecutive occasions because he or she cannot be found and notice cannot be given in compliance with clause ~~{59(b)}~~ 58(b), the Corporation shall not be required to give any further notices to such shareholder until he informs the Corporation, in writing or by electronic or other technologically enhanced format of his or her new address.

~~{60}~~ 59. Notice to Joint Shareholders. All notices with respect to any share registered in more than one name may, if more than one address is recorded in the securities register of the Corporation in respect of such joint holding, be given to such joint shareholders at the first address so recorded or by electronic or other technologically enhanced format to the shareholder first named in the register and notice so given shall be sufficient notice to all the holders of any such shares.

~~{61}~~ 60. Computation of Time. Except as otherwise provided by the Canada Business Corporations Act, in computing the date when notice must be given under any provision of the articles or by-laws requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.

~~{62}~~ 61. Omissions and Errors. The accidental omission to give due notice to any shareholder, director, officer, auditor or member of a committee of the board of directors, or the non-receipt of any notice by such person, or any error in any notice not materially affecting the substance thereof, shall not invalidate any action taken pursuant to such notice or otherwise founded thereon.

~~{63}~~ 62. Persons Entitled by Death or Operation of Law. Every person who by operation of law, transfer, death or by any other means whatsoever shall become entitled to any share of the Corporation, shall be bound by every notice in respect of such share which shall have been duly given to the person from whom he or she derives his or her title to such share prior to his or her name and address being entered on the securities register of the

Corporation, whether it be before or after the happening of the event upon which he or she became so entitled, and prior to his or her furnishing to the Corporation the proof of authority or evidence of his or her entitlement prescribed by the Canada Business Corporations Act.

~~{64}~~ 63. Waiver of Notice. Any shareholder (or ~~{his}~~ their duly appointed proxyholder), director, officer, auditor or member of a committee of the board of directors may at any time waive any notice, or waive and abridge the time for any notice, required to be given to him or her under any provision of the Canada Business Corporations Act, the articles, the by-laws or otherwise, and such waiver or abridgment, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be.

GENERAL

~~{65}~~ 64. Subject to the provisions of the Canada Business Corporations Act, ~~{the board may from time to time determine whether and to what extent and at what time and place and under what conditions or regulations the accounts and books of the Corporation or any of them shall be opened to the inspection of shareholders, and no}~~ no individual, entity, person or shareholder shall have any right ~~{of inspecting}~~ to inspect any account or book or document of the Corporation except as conferred by statute or authorized by the board or by a resolution of the shareholders.

~~{66}~~ 65. No shareholder shall be entitled to any information respecting any details or conduct of the Corporation’s business which in the opinion of the board of directors ~~it~~ would be inexpedient in the interests of the shareholders of the Corporation to communicate to the public.

~~{67}~~ 66. All by-laws of the corporation heretofore enacted are repealed from and after the coming into force of this by-law designated “General By-Law No. 1”, provided, however, that such repeal shall not affect the validity of any act done or approval given under, or the validity and continuance of, any resolution, appointment, contract, plan or payment made pursuant to any by-law so repealed.

~~{68}~~ 67. Effective Date. This “General By-Law No. 1” shall come into force on ~~{the date shown in the Certificate of Amendment issued in conjunction with the filing of the Articles of Arrangement of Interprovincial Pipe Line Inc. pursuant to the provisions of the Canada Business Corporations Act.}~~ February 24, 2003.

APPENDIX “D”

CIBC MELLON TRUST COMPANY

PRINCIPAL CORPORATE TRUST OFFICES

FOR DEPOSIT OF FORM OF PROXY IN CANADA

Branch	Mailing Address	Courier Address

Calgary, Alberta Telephone: (403) 232-2400	P.O. Box 2517 Calgary, Alberta T2P 4P4	600 The Dome Tower 333 — 7th Avenue S.W. Calgary, Alberta T2P 2Z1

Halifax, Nova Scotia Telephone: (902) 420-3222	P.O. Box 2082, Station “C” Halifax, Nova Scotia B3J 3B7	1660 Hollis Street Centennial Building Suite 406 Halifax, Nova Scotia B3J 1V7

Montreal, Quebec Telephone: (514) 285-3600	P.O. Box 700, Station “B” Montreal, Quebec H3B 3K3	2001 University Street 16th Floor Montreal, Quebec H3A 2A6

Toronto, Ontario Telephone: (416) 643-5500	P.O. Box 12005 Stn. BRM B Toronto, Ontario M7Y 2K5	200 Queens Quay East, Unit #6 Toronto, Ontario M5A 4K9

Vancouver, B.C. Telephone: (604) 688-4330	P.O. Box 1900 Vancouver, B.C. V6C 3K9	Suite 1600 1066 West Hastings Street Vancouver, B.C. V6E 3X1

Winnipeg, Manitoba Telephone: (204) 987-2490	One Lombard Place Suite 750 Winnipeg, Manitoba R3C 0X3	One Lombard Place Suite 750 Winnipeg, Manitoba R3B 0X3

FOR DEPOSIT OF FORM OF PROXY
IN THE UNITED STATES

Please deposit at the offices of the Co-Transfer Agent at:

Mellon Investor Services, L.L.C.

13th Floor
120 Broadway
New York, New York
U.S.A. 10271

Attention: Shareholder Services
Telephone: (800) 526-0801

D-1

ENBRIDGE INC.

PROXY SOLICITED BY MANAGEMENT AND THE BOARD OF DIRECTORS

Annual and Special Meeting of Shareholders

May 7, 2003

     The undersigned shareholder of Enbridge Inc. (“Enbridge” or the “Corporation”) does hereby appoint P.D. Daniel, President & Chief Executive Officer of the Corporation, or failing him D.J. Taylor, Chair of the Board of Directors of the Corporation, or instead of either of them                         as the proxyholder of the undersigned, with full power of substitution, to attend, act and vote for and on behalf of the undersigned at the Annual and Special Meeting of Shareholders (the “Meeting”) of Enbridge to be held in the Crystal Ballroom of the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta on Wednesday, May 7, 2003 at 1:30 p.m. (Calgary time) and at any adjournment thereof, and on every related ballot that may take place.

     A shareholder has the right to appoint a person other than the persons designated above, who need not be a shareholder of Enbridge, to attend and act on the shareholder’s behalf at the Meeting. To exercise such right, the names of P.D. Daniel and D.J. Taylor, above, should be crossed out and the name of the shareholder’s proxyholder should be legibly printed in the blank space provided, or another proxy in proper form should be completed.

     Without limiting the general powers conferred hereby, the undersigned directs the said proxyholder to vote the common shares represented by this proxy in the manner indicated below:

1.	ELECTION OF DIRECTORS:

☐	FOR all nominees listed below (except as otherwise indicated below)	☐	WITHHOLD FROM VOTING for all nominees listed below

NOMINEES:	David A. Arledge, James J. Blanchard, J. Lorne Braithwaite, Patrick D. Daniel, E. Susan Evans, William R. Fatt, Richard L. George; Michel Gourdeau, Louis D. Hyndman, Robert W. Martin, George K. Petty, Donald J. Taylor.

(Instruction: To withhold authority to vote for any individual nominee, cross out that nominee’s name above, and place your initials above or below such nominee’s name.)

2.	APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP AS AUDITORS OF ENBRIDGE at a remuneration to be fixed by the Board:

☐	FOR	☐	WITHHOLD FROM VOTING

3.	APPROVAL OF BY-LAW NO. 1 OF THE CORPORATION (as presented in Appendix “C” of the accompanying Management Information Circular):

☐	FOR	☐	AGAINST	☐	WITHHOLD FROM VOTING

     If any amendment or variation to the matters identified in the Notice of Meeting which accompanies this proxy is proposed at the Meeting or any adjournment thereof, or if any other matter properly comes before such Meeting or any adjournment thereof, this proxy confers discretionary authority to vote on any such amendment or variation or such other matters according to the best judgment of the person voting the proxy.

     The undersigned hereby revokes any proxy previously given with respect to the Meeting. On any ballot that may be called for where the shareholder has specified a choice with respect to the above matters, the shares represented by this proxy will be voted or withheld from voting as directed above, or if no direction is given with respect to any matter, the shares represented by this proxy will be voted in favour of the resolution with respect to such matter.

     This proxy is solicited by and on behalf of the Management and Board of Directors of Enbridge Inc.

     Dated this      day of            , 2003. (If not dated in this space, this Proxy shall be deemed to bear the date on which it is mailed by Management.)

Name of shareholder (please print)	Signature of shareholder or duly authorized person

-See other side for voting options-

Voting Options and Instructions for Registered Shareholders

In addition to voting by mail, your voting instructions can also be conveyed over the telephone or the internet, as described on the enclosed blue sheet “Voting Options and Instructions” and in the Management Information Circular.

VOTE BY MAIL:

1.	In order to vote by mail, this proxy must be dated and signed by the Shareholder, or by his or her attorney authorized in writing, or if the Shareholder is a corporation, under its corporate seal by a duly authorized person.

2.	Proxies not dated in the space provided will be deemed to bear the date on which they were mailed by Management.

3.	The name of the Shareholder must appear exactly as it is shown on the affixed label. If shares are held jointly, any one of the joint owners may sign.

4.	If shares are registered in the name of an executor, administrator, trustee or similar holder, such holder must set out his or her full title and sign the proxy exactly as registered. If shares are registered in the name of a deceased or other Shareholder, the Shareholder’s name must be printed in the space provided, the proxy must be signed by the legal representative with his or her name printed below their signature and evidence of authority to sign on behalf of the Shareholder must be attached to the proxy.

5.	A proxy will not be valid and will not be acted upon unless it is completed as specified herein and received by CIBC Mellon Trust Company by mail or delivery to any one of its principal corporate trust offices in Calgary, Halifax, Montreal, Toronto, Vancouver or Winnipeg at any time up to 4:00 p.m. (local time) on the second last business day (May 5, 2003) preceding the day of the Meeting (or any adjournment thereof), or by the Secretary of the Meeting prior to commencement of the Meeting on the day of the Meeting or the day of any adjournment thereof.

6.	For further information, see “Proxy Voting Options” in the Management Information Circular.

VOTE BY PHONE:

In order to vote by phone, use any touch-tone phone to transmit your voting instructions. Phone toll-free 1-877-290-3210 (English and French) and follow the instructions the Vote Voice provides you. Have this Proxy Form in hand when you call. Your 13 digit Control Number is located on this form below, on the left hand side.

VOTE BY INTERNET:	www.proxyvoting.com/enbridge

In order to vote by internet, use the Internet to transmit your voting instructions and for electronic delivery of information. Have this form handy when you access the web site. You will be prompted to enter your 13 digit Control Number which is located on this form below, on the left hand side.

To utilize telephone voting or internet voting you will need to use your 13 digit Control Number, below and on the left side of this sheet. The control number is your personal security code and will be used to authenticate your voting instructions.

â	Your Control Number	â

VOTING OPTIONS AND INSTRUCTIONS FOR REGISTERED SHAREHOLDERS

Dear Registered Shareholder,

We forward to you the enclosed proxy material relative to securities in your account and registered in your name. The Proxy Form is to enable your vote to be submitted on the stated issues or proposals.

If you plan to attend the meeting or designate another person to attend on your behalf, please print the name of the person attending the meeting on the appointee line, cross out the names of the Management Proxyholders, sign the Proxy Form and return it in the enclosed envelope.

Note: We are not able to receive your instructions to designate a proxy alternate by either telephone or internet.

When your delegate arrives at the meeting, have them give your name to the scrutineers and state that they are a proxy appointee. The scrutineers will be provided with a list of all appointees received prior to the voting cut-off-time. An appointee must attend the meeting in order for the vote to count.

NOTES:

Vote by Mail

1.	The Proxy Form should be read in conjunction with the accompanying Notice of Meeting, Management Information Circular and these Voting Options and Instructions.

2.	You may send your completed and signed Proxy Form in the envelope provided.

3.	If the Proxy Form is signed and the form is not marked otherwise, the securities will be voted as recommended in the Notice of Meeting and Management Information Circular.

Vote by Telephone

4.	As an alternative to completing the Proxy Form, you may enter your vote instruction by telephone. Call toll free 1-877-290-3210 (English and French). Your 13 digit Control Number is located on the lower left hand side of the back of the Proxy Form. If you vote by telephone, you agree that any applicable written or execution requirements have been satisfied. The following are situations where you cannot use the telephone voting service: the day of meeting or if you designate another person to attend and vote on your behalf.

Vote by Internet

5.	As a further alternative to completing this form you may enter your vote instruction by internet at website www.proxyvoting.com/enbridge. Your 13 digit Control Number is located on the lower left hand side of the back of the Proxy Form. If you vote by internet, you agree that any applicable written or execution requirements have been satisfied. The following are situations where you cannot use internet voting service: the day of the meeting or if you designate another person to attend and vote on your behalf.

As your vote is very important, we recommend that all voting instructions be received at least one business day prior to the voting cut-off time of 4:00 p.m., May 5, 2003.

If you have any questions regarding the enclosed documents, please contact the individual who services your account.

Please ensure that you send your voting instructions by mail, by telephone or by internet before the voting cut-off time. If you attempt to designate an alternate proxy appointee on this Proxy Form and submit the Proxy Form at the Annual and Special Meeting of Shareholders, your designation will be late and will not be effective. We urge you to read the above instructions, complete, sign and return your Proxy Form in the envelope provided or convey your vote by telephone or by internet, so that your securities can be voted according to your instructions.